As filed with the Securities and Exchange         Registration No. 333-________
Commission on September 18, 2001                  Registration No. 811-2513

-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                       and

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

     Variable Annuity Account C of Aetna Life Insurance and Annuity Company

                    Aetna Life Insurance and Annuity Company

            151 Farmington Avenue, TS31, Hartford, Connecticut 06156

        Depositor's Telephone Number, including Area Code: (860) 273-4686

                           Julie E. Rockmore, Counsel
                    Aetna Life Insurance and Annuity Company
            151 Farmington Avenue, TS31, Hartford, Connecticut 06156
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

Approximate date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    CONTRACT PROSPECTUS - DECEMBER 31, 2001

THE CONTRACT. The contract described in this prospectus is an individual deferred fixed or variable annuity contract issued by Aetna Life Insurance and Annuity Company (the Company, we, us, our). It is issued to you, the contract holder, as either a traditional Individual Retirement Annuity (IRA) under section 408(b) of the Internal Revenue Code of 1986 as amended (Tax Code) or a Roth IRA under section 408A. The contract must be established with a minimum payment of $25,000 representing a transfer or a rollover from an existing contract issued by us or one of our affiliates. The contract is not currently available as a Simplified Employee Pension (SEP) plan under section 408(k) or as a Simple IRA under section 408(p).

WHY READING THIS PROSPECTUS IS IMPORTANT. This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully.

TABLE OF CONTENTS ... PAGE 3

INVESTMENT OPTIONS. The contract offers variable investment options and fixed interest options. When we establish your account you instruct us to direct account dollars to any of the available options.

VARIABLE INVESTMENT OPTIONS. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

RISKS ASSOCIATED WITH INVESTING IN THE FUNDS. The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Options" section on page XX, in Appendix III--Description of Underlying Funds and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses and retain the prospectuses for future reference.

GETTING ADDITIONAL INFORMATION. You may obtain the December 31, 2001, Statement of Additional Information (SAI) about the separate account by indicating your request on your application or calling us at 1-800-599-8618. You may also obtain an SAI for any of the funds by calling that number. The Securities and Exchange Commission (SEC) also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC web site, www.sec.gov, or at the SEC Public Reference Room in Washington, D.C. You may call 1-202-942-8090 or 1-800-SEC-0330 to get information about the operations of the Public Reference Room. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, Washington, D.C. 20549-0102. The SAI table of contents is listed on page XX of this prospectus. The SAI is incorporated into this prospectus by reference.

ADDITIONAL DISCLOSURE INFORMATION. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

THE FUNDS

-    Aetna Balanced VP, Inc.
-    Aetna Income Shares d/b/a/ Aetna Bond VP
-    Aetna Growth VP (Class S)
-    Aetna Variable Fund d/b/a/ Aetna Growth and Income VP
-    Aetna Index Plus Large Cap VP (Class S)
-    Aetna Index Plus Mid Cap VP (Class S)
-    Aetna Index Plus Small Cap VP (Class S)
-    Aetna International VP (Class S)
-    Aetna Variable Encore Fund d/b/a Aetna Money Market VP
-    Aetna Small Company VP (Class S)
-    Aetna Technology VP (Class S)
-    Aetna Value Opportunity VP (Class S)
-    AIM V.I. Capital Appreciation Fund (Series II)
-    AIM V.I. Growth and Income Fund (Series II)
-    AIM V.I. Value Fund (Series II)
- Fidelity(R)Variable Insurance Products Fund (VIP)--Equity-Income Portfolio (Service Class 2)
- Fidelity(R)Variable Insurance Products Fund (VIP) Growth Portfolio (Service Class 2)
-    Fidelity(R)Variable Insurance Products Fund II (VIP
     II)--Contrafund(R)Portfolio (Service Class 2)
- Franklin Templeton Variable Insurance Products Trust--Value Securities Fund (Class 2 Shares)
-    Janus Aspen Aggressive Growth Portfolio (Service Shares)
-    Janus Aspen Balanced Portfolio (Service Shares)
-    Janus Aspen Flexible Income Portfolio (Service Shares)
-    Janus Aspen Growth Portfolio (Service Shares)
-    Janus Aspen Worldwide Growth Portfolio (Service Shares)
-    Oppenheimer Global Securities Fund/VA (Service Class)
-    Oppenheimer Strategic Bond Fund/VA (Service Class)
-    Pilgrim Variable Products (VP) Growth Opportunities Portfolio (Class S)
-    Pilgrim Variable Products (VP) International Value Portfolio (Class S)
-    Pilgrim Variable Products (VP) MidCap Opportunities Portfolio (Class S)
-    Pilgrim Variable Products (VP) SmallCap Opportunities Portfolio (Class S)
-    Pioneer Variable Contracts Trust (VCT) Equity-Income Portfolio (Class II)
-    Pioneer Variable Contracts Trust (VCT) Fund Portfolio (Class II)
-    Pioneer Variable Contracts Trust (VCT) Mid-Cap Value Portfolio (Class II)
-    Portfolio Partners, Inc. (PPI)--Alger Aggressive Growth Portfolio (Class S)
-    Portfolio Partners, Inc. (PPI)--Alger Growth Portfolio (Class S)
- Portfolio Partners, Inc. (PPI)--Brinson Tactical Asset Allocation Portfolio (Class S)
-    Portfolio Partners, Inc. (PPI)--Goldman Sachs Capital Growth Portfolio
     (Class S)
-    Portfolio Partners, Inc. (PPI)--MFS Capital Opportunities Portfolio
     (Class S)
-    Portfolio Partners, Inc. (PPI)--MFS Research Growth Portfolio (Class S)
-    Portfolio Partners, Inc. (PPI)--OpCap Balanced Value Portfolio (Class S)
-    Portfolio Partners, Inc. (PPI)--Salomon Bros. Capital Portfolio (Class S)
- Portfolio Partners, Inc. (PPI)--Salomon Bros. Investors Value Portfolio (Class S)
-    Portfolio Partners, Inc. (PPI)--Scudder International Growth Portfolio
     (Class S)
-    Portfolio Partners, Inc. (PPI) T. Rowe Price Growth Equity Portfolio
     (Class S)


                   PROSPECTUS - DECEMBER 31, 2001 (CONTINUED)

FIXED INTEREST OPTIONS.
-  Fixed Account
-  ALIAC Guaranteed Account

Except as specifically mentioned, this prospectus describes only the investment options offered through the separate account. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate Guaranteed Account prospectus.

AVAILABILITY OF OPTIONS. Some funds or fixed interest options may be unavailable through your contract or in your state.

THE CONTRACT IS NOT A DEPOSIT WITH, OBLIGATION OF OR GUARANTEED OR ENDORSED BY ANY BANK, NOR IS IT INSURED BY THE FDIC. THE CONTRACT IS SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT OF YOUR INVESTMENT.

TABLE OF CONTENTS

CONTRACT OVERVIEW                                                             4

Contract Design
Contract Facts
Questions:  Contacting the Company (sidebar)
Sending Forms and Written Requests in Good Order (sidebar)
Sending Additional Purchase Payments (sidebar)
Contract Phases:  The Accumulation Phase, The Income Phase

FEE TABLE
CONDENSED FINANCIAL INFORMATION
PURCHASE AND RIGHTS
RIGHT TO CANCEL
INVESTMENT OPTIONS
TRANSFERS AMONG INVESTMENT OPTIONS
FEES
YOUR ACCOUNT VALUE
WITHDRAWALS
SYSTEMATIC DISTRIBUTION OPTIONS
DEATH BENEFIT
THE INCOME PHASE
TAXATION
OTHER TOPICS

The Company -- Variable Annuity Account C -- Contract Distribution -- Payment of Commissions -- Payment Delay or Suspension -- Performance Reporting -- Voting Rights -- Contract Modifications -- Involuntary Terminations --
Legal Matters and Proceedings

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
APPENDIX I -- ALIAC GUARANTEED ACCOUNT
APPENDIX II -- FIXED ACCOUNT
APPENDIX III -- DESCRIPTION OF UNDERLYING FUNDS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional detail.

                                 CONTRACT DESIGN

The contract described in this prospectus is an individual deferred fixed or variable annuity contract. It is intended to be a retirement savings vehicle that offers a variety of investment options to help meet long-term financial goals. The contract must be established with a minimum initial purchase payment of $25,000 representing a transfer or a rollover from an existing contract issued by us or one or our affiliates.

                                 CONTRACT FACTS

FREE LOOK/RIGHT TO CANCEL. You may cancel your contract within ten days (some states require more than ten days) of receipt. See "Right to Cancel."

DEATH BENEFIT. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. See "Death Benefit." Any death benefit during the income phase will depend upon the income phase payment option selected. See "The Income Phase."

WITHDRAWALS. During the accumulation phase you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. See Appendix I.

SYSTEMATIC DISTRIBUTION OPTIONS. These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

FEES AND EXPENSES. Certain fees and expenses are deducted from the value of your contract. See "Fee Table" and "Fees."

TAXATION. You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. The tax laws make this favorable tax treatment available to all qualified IRAs, including IRAs funded with annuities like this contract and with custodial accounts. Because you are considering an annuity for your IRA, you should know that the annuity contract does not provide any additional deferral of taxes on earnings beyond the deferral provided by other types of IRAs. However, this annuity does provide other features and benefits which may be of value to you - such as a guaranteed death benefit, the opportunity to elect lifetime payout options and guarantees limiting fees and rates at which annuities may be purchased. You should consider whether these features and benefits are important for you and compare the fees charged for this product, including those features, to those of other alternatives available to you. This prospectus contains detailed information on the features and costs of this product. You should discuss your decision with your financial representative.

Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

[SIDENOTE]
QUESTIONS: CONTACTING THE COMPANY. To answer your questions, contact your sales representative or write or call our Home Office at:

ING Aetna Financial Services
Annuity Services
151 Farmington Avenue
Hartford, CT 06156-1277
1-800-599-8618

SENDING FORMS AND WRITTEN REQUESTS IN GOOD ORDER.
If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." We can only act upon requests that are received in good order.

                                CONTRACT PHASES

I. THE ACCUMULATION PHASE (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment.

STEP 2: You direct us to invest your purchase payment in one or more of the following investment options:
(a)  Fixed Interest Options; or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.

                                  Payments to
                                  Your Account

                                     Step 1

                    Aetna Life Insurance and Annuity Company
                        (a)          Step 2          (b)

                       Fixed           VARIABLE ANNUITY
                      Interest        SEPARATE ACCOUNT C
                      Options
                                Variable Investment Options

                                       THE SUBACCOUNTS
                                     A         B       ETC.
                                       Step 3
                                   Mutual   Mutual
                                   Fund A   Fund B

II. THE INCOME PHASE (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several income phase payment options (see "The Income Phase"). In general, you may:

-    Receive income phase payments for a specified period of time or for life;

- Receive income phase payments monthly, quarterly, semi-annually or annually;

- Select an income phase payment option that provides for payments to your beneficiary; or

- Select income phase payments that are fixed or that vary depending upon the performance of the variable investment options you select.

FEE TABLE

The tables and examples in this section show the fees that may affect your account value during the accumulation phase. See "The Income Phase" for the different fees that may apply after you begin receiving payments under the contract. The fees shown do not reflect any premium tax that may apply.

MAXIMUM TRANSACTION FEES

EARLY WITHDRAWAL CHARGE
(As a percentage of the amount withdrawn.)

INTERNAL TRANSFERS FROM CONTRACTS OR ARRANGEMENTS HAVING NO OUTSTANDING EARLY WITHDRAWAL CHARGE OBLIGATION. There is no early withdrawal charge on account values established with amounts transferred or rolled over from an existing contract or arrangement offered by us or one of our affiliates having no early withdrawal charge obligation.

INTERNAL TRANSFERS FROM CONTRACTS HAVING AN OUTSTANDING EARLY WITHDRAWAL CHARGE OBLIGATION AND AMOUNTS NOT CONNECTED WITH AN INTERNAL TRANSFER. The early withdrawal charge will be calculated according to the table set forth below:

       COMPLETED CONTRACT YEARS(1)        EARLY WITHDRAWAL CHARGE(2)
             Less than 2                              6%
      2 or more but fewer than 3                      5%
      3 or more but fewer than 4                      4%
      4 or more but fewer than 5                      3%
      5 or more but fewer than 6                      2%
      6 or more but fewer than 7                      1%
              7 or more                               0%

(1) If account values are established with amounts transferred or rolled over from an existing contract(s) issued by us or one of our affiliates having an outstanding early withdrawal charge obligation, no early withdrawal charge will be assessed on the predecessor contract. However, withdrawals from the contract described in this prospectus will be subject to an early withdrawal charge based on the number of completed contract years since the effective date of the earliest predecessor contract. If the number of completed contract years is a fractional number, we will round up the number of completed contract years to the next highest whole number.

(2) The total early withdrawal charge will never be more than 8.5% of your total purchase payments made to the contract or the maximum permitted by the rules of the National Association of Securities Dealers. See "Fees--Early Withdrawal Charge."


ANNUAL MAINTENANCE FEE                                                 $25.00(3)
TRANSFER CHARGE                                                        $10.00(4)

(3) There is no annual maintenance fee if your internal account value is $25,000 or more on the date this fee is due. We are not currently imposing this charge if your internal account value is less than $25,000 on the date this fee is due. We reserve the right, however, to charge $25 if your internal account value is less than $25,000 on the date this fee is due. See "Fees--Annual Maintenance Fee."

(4) We currently do not impose this charge. We reserve the right, however, during the accumulation phase to charge $10 for each transfer after the first 12 transfers in each contract year. See "Transfers" for additional information.

FEE DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT
(Daily deduction, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

DAILY ASSET CHARGE                                               0.95%--1.25%(5)
(5) We currently charge 0.95%. We reserve the right, however, to deduct a daily asset charge of not more than 1.25% per year. See "Fees--Daily Asset Charge." During the income phase this charge, on an annual basis, is currently equal to 1.25% of amounts invested in the subaccounts. We reserve the right to charge up to 1.50%. See "The Income Phase--Charges Deducted."

[SIDENOTE]
IN THIS SECTION:
-  Maximum Transaction Fees
-  Fee Deducted from Investments in the Separate Account
-  Fees Deducted by the Funds
-  Hypothetical Examples

ALSO SEE THE "FEES" SECTION FOR:
-  How, When and Why Fees are Deducted
-  Reduction, Waiver and/or Elimination of Certain Fees
-  Premium and Other Taxes

TERM TO UNDERSTAND: CONTRACT YEAR: A period of 12 months measured from the contract effective date (see "Purchase and Rights--How to Purchase") and each anniversary of this date. Contract anniversaries are measured from this date.

FEES DEDUCTED BY THE FUNDS

USING THIS INFORMATION. The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors impacting the share value, refer to the fund prospectus.

HOW FEES ARE DEDUCTED. The fund fees are not deducted from account values. Instead, they are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Except as noted below, the following figures are a percentage of the average net assets of each fund and are based on figures for the year ended December 31, 2000.

                                                           FUND EXPENSE TABLE
                                                                                               TOTAL FUND                  NET FUND
                                                                                                 ANNUAL                     ANNUAL
                                                                                                EXPENSES                   EXPENSES
                                                                 INVESTMENT                      WITHOUT       TOTAL        AFTER
                                                                 ADVISORY    12b-1   OTHER     WAIVERS OR   WAIVERS AND   WAIVERS OR
                         FUND NAME                                  FEES      FEE   EXPENSES   REDUCTIONS    REDUCTIONS   REDUCTIONS
Aetna Balanced VP, Inc.
Aetna Bond VP
Aetna Growth VP (Class S)
Aetna Growth and Income VP
Aetna Index Plus Large Cap VP (Class S)
Aetna Index Plus Mid Cap VP (Class S)
Aetna Index Plus Small Cap VP (Class S)
Aetna International VP (Class S)
Aetna Money Market VP
Aetna Small Company VP (Class S)
Aetna Technology VP (Class S)
Aetna Value Opportunity VP (Class S)
AIM V.I. Capital Appreciation Fund (Series II)
AIM V.I. Growth and Income Fund (Series II)
AIM V.I. Value Fund (Series II)
Fidelity(R) VIP Equity-Income Portfolio (Service Class 2)
Fidelity(R) VIP Growth Portfolio (Service Class 2)
Fidelity(R) VIP II Contrafund(R) Portfolio (Service Class 2)
Franklin Value Securities Fund (Class 2 Shares)
Janus Aspen Aggressive Growth Portfolio (Service Shares)
Janus Aspen Balanced Portfolio (Service Shares)
Janus Aspen Flexible Income Portfolio (Service Shares)
Janus Aspen Growth Portfolio (Service Shares)
Janus Aspen Worldwide Growth Portfolio (Service Shares)
Oppenheimer Global Securities Fund/VA (Service Class)
Oppenheimer Strategic Bond Fund/VA (Service Class)
Pilgrim VP Growth Opportunities Portfolio (Class S)
Pilgrim VP International Value Portfolio (Class S)
Pilgrim VP MidCap Opportunities Portfolio (Class S)
Pilgrim VP SmallCap Opportunities Portfolio (Class S)
Pioneer Equity-Income VCT Portfolio (Class II)
Pioneer Fund VCT Portfolio (Class II)
Pioneer Mid-Cap Value VCT Portfolio (Class II)
PPI Alger Aggressive Growth Portfolio (Class S)
PPI Alger Growth Portfolio (Class S)
PPI Brinson Tactical Asset Allocation Portfolio (Class S)
PPI Goldman Sachs Cap Growth Portfolio (Class S)
PPI MFS Capital Opportunities Portfolio (Class S)
PPI MFS Research Growth Portfolio (Class S)
PPI OpCap Balanced Value Portfolio (Class S)
PPI Salomon Bros. Capitol Portfolio (Class S)
PPI Salomon Bros. Investors Value Portfolio (Class S)
PPI Scudder International Growth Portfolio (Class S)
PPI T. Rowe Price Growth Equity Portfolio (Class S)

FOOTNOTES TO THE "FUND EXPENSE TABLE" (TO BE FILED BY AMENDMENT.)

HYPOTHETICAL EXAMPLES
ACCOUNT FEES YOU MAY INCUR OVER TIME. The following hypothetical examples show the fees and expenses paid over time if you invest $1,000 in the contract and assume a 5% annual return on the investment. For the purpose of these examples, we deducted total annual fund expenses and the maximum contract charges during the accumulation phase (i.e., a daily asset charge of 1.25% and an annual maintenance fee of $25 (converted to a percentage of assets equal to 0.0XX%)). The total annual fund expenses used are those shown in the column "Total Fund Annual Expenses Without Waivers or Reductions" in the Fund Expense Table.

-  These examples are purely hypothetical.
- They should not be considered a representation of past or future expenses or expected returns.
- Actual expenses and/or returns may be more or less than those shown in these examples.

                                                                                                              EXAMPLE B
                                                                                                  If at the end of the periods shown
                                                                EXAMPLE A                         you (1) leave your entire account
                                                     If you withdraw your entire account          value invested or (2) select an
                                                     value at the end of the periods              income phase payment option, you
                                                     shown, you would pay the following           would pay the following expenses
                                                     expenses, including any applicable           (no early withdrawal charge is
                                                     early withdrawal charge:                     reflected):*

                                                     1 YEAR  3 YEARS  5 YEARS  10 YEARS           1 YEAR  3 YEARS  5 YEARS  10 YEARS
Aetna Balanced VP, Inc.
Aetna Bond VP
Aetna Growth VP (Class S)
Aetna Growth and Income VP
Aetna Index Plus Large Cap VP (Class S)
Aetna Index Plus Mid Cap VP (Class S)
Aetna Index Plus Small Cap VP (Class S)
Aetna International VP (Class S)
Aetna Money Market VP
Aetna Small Company VP (Class S)
Aetna Technology VP (Class S)
Aetna Value Opportunity VP (Class S)
AIM V.I. Capital Appreciation Fund (Series II)
AIM V.I. Growth and Income Fund (Series II)
AIM V.I. Value Fund (Series II)
Fidelity(R) VIP Equity-Income Portfolio (Service Class 2)
Fidelity(R) VIP Growth Portfolio (Service Class 2)
Fidelity(R) VIP II Contrafund(R) Portfolio (Service Class 2)
Franklin Value Securities Fund (Class 2 Shares)
Janus Aspen Aggressive Growth Portfolio (Service Shares)
Janus Aspen Balanced Portfolio (Service Shares)
Janus Aspen Flexible Income Portfolio (Service Shares)
Janus Aspen Growth Portfolio (Service Shares)
Janus Aspen Worldwide Growth Portfolio (Service Shares)
Oppenheimer Global Securities Fund/VA (Service Class)
Oppenheimer Strategic Bond Fund/VA (Service Class)
Pilgrim VP Growth Opportunities Portfolio (Class S)
Pilgrim VP International Value Portfolio (Class S)
Pilgrim VP MidCap Opportunities Portfolio (Class S)
Pilgrim VP SmallCap Opportunities Portfolio (Class S)
Pioneer Equity-Income VCT Portfolio (Class II)
Pioneer Fund VCT Portfolio (Class II)
Pioneer Mid-Cap Value VCT Portfolio (Class II)
PPI Alger Aggressive Growth Portfolio (Class S)
PPI Alger Growth Portfolio (Class S)
PPI Brinson Tactical Asset Allocation Portfolio (Class S)
PPI Goldman Sachs Cap Growth Portfolio (Class S)
PPI MFS Capital Opportunities Portfolio (Class S)
PPI MFS Research Growth Portfolio (Class S)
PPI OpCap Balanced Value Portfolio (Class S)
PPI Salomon Bros. Capitol Portfolio (Class S)
PPI Salomon Bros. Investors Value Portfolio (Class S)
PPI Scudder International Growth Portfolio (Class S)
PPI T. Rowe Price Growth Equity Portfolio (Class S)

* This example does not apply during the income phase if you selected a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal after payments start. In this case the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge (refer to Example A).


CONDENSED FINANCIAL INFORMATION

UNDERSTANDING CONDENSED FINANCIAL INFORMATION. As of the date of this prospectus, we had not begun selling the contract and the subaccounts did not have any assets attributable to the contract. Therefore, no condensed financial information is presented herein.


PURCHASE AND RIGHTS

CONTRACTS AVAILABLE FOR PURCHASE. The contracts available for purchase are intended to qualify under the Tax Code as one of the following:
- A traditional Individual Retirement Annuity (IRA) under Tax Code section 408(b); or
- A Roth IRA under Tax Code section 408A.


The contract must be established with a minimum payment of $25,000 representing a transfer or a rollover from an existing contract issued by us or one of our affiliates. The contract is not currently available as a Simplified Employer Pension (SEP) plan under section 408(k) or as a Simple IRA under section 408(p).

Because you are considering an annuity for your IRA, you should know that the annuity contract does not provide any additional deferral of taxes on earnings beyond the deferral provided by other types of IRAs. However, this annuity does provide other features and benefits which may be of value to you - such as a guaranteed death benefit, the opportunity to elect lifetime payout options and guarantees limiting fees and rates at which annuities may be purchased. You should consider whether these features and benefits are important for you and compare the fees charged for this product, including those features, to those of other alternatives available to you.

ELIGIBILITY. Eligibility to contribute to a traditional IRA on a pre-tax basis or to establish a Roth IRA or to rollover or transfer from a traditional IRA to a Roth IRA depends upon your adjusted gross income.

HOW TO PURCHASE. Complete the application and submit it along with any supporting paperwork and your initial purchase payment to the Company directly or through your sales representative. Upon our approval we will process the initial purchase payment, issue you a contract and set up an account for you under the contract. The contract must be established with a minimum initial payment of $25,000 representing a transfer or a rollover from an existing contract issued by us or one or our affiliates.

ACCEPTANCE OR REJECTION OF YOUR APPLICATION. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

MAXIMUM ISSUE AGE. The maximum issue age for you on the date we establish your account is 85.

YOUR RIGHTS UNDER THE CONTRACT. You have all contract rights.

PURCHASE PAYMENT METHODS. The following purchase payment methods are allowed:

-  Periodic purchase payments; or
-  Rollovers or transfers from one or more of the following sources:
   -  A traditional IRA under Tax Code section 408(b);
   -  A Roth IRA under Tax Code section 408A;
   -  An individual retirement account under Tax Code sections 408(a), 403(a);
   -  A tax-deferred annuity under Tax Code section 403(b);
   - A qualified pension or profit sharing plan under Tax Code section 401(a) or 401(k);
   - Certain retirement arrangements that qualify under Tax Code section 457(b); or
   -  A custodial account under Tax Code section 403(b)(7).

Rollovers and direct transfers are permitted from a 401, 403(a), 403(b) or a governmental 457 arrangement to a traditional IRA. Distributions from these arrangements are not permitted to be transferred or rolled over to a Roth IRA. A Roth IRA can accept transfers/rollovers only from a traditional IRA, subject to ordinary income tax, or from another Roth IRA.

We reserve the right to reject any purchase payment to a prospective or existing account without advance notice.

PURCHASE PAYMENT AMOUNTS. Initial rollovers or transfers must be a minimum of $25,000, and subsequent rollovers or payments may be added as long as they meet our minimum requirements in place at that time. A purchase payment of more than $1,000,000 will be allowed only with our consent.

The Tax Code imposes a maximum limit on annual payments which may be excluded from your gross income.

ALLOCATING PURCHASE PAYMENTS TO THE INVESTMENT OPTIONS. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "Investment Options" section.

RIGHT TO CANCEL

WHEN AND HOW TO CANCEL. You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our Home Office along with a written notice of cancellation.

REFUNDS. We will issue you a refund within seven days of our receipt of your contract and written notice of cancellation. Your refund will equal all purchase payments made.

If the purchase payments for your canceled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract and any outstanding early withdrawal charge obligation on the prior contract will be reinstated.

[SIDENOTE]

TERM TO UNDERSTAND: CONTRACT EFFECTIVE DATE: The date we issued your contract and set up an account for you under the contract.

ACCOUNT: A record that identifies the source of account values accumulating under your contract. Accounts will be established to identify:

- Account values established with amounts transferred or rolled over from an existing contract issued by us or one of our affiliates ("internal account"); and

- Account values established with amounts not associated with an internal rollover (including subsequent purchase payments made after the initial internal rollover payment) ("external account").

The initial account must be established with amounts transferred or rolled over from an existing contract issued by us or one of our affiliates. An additional account may be established after the initial account. The effective date of any additional account will be equal to the contract effective date for purposes of determining the applicable early withdrawal charge.

TERM TO UNDERSTAND: ACCOUNT VALUE: The sum of the internal account value and the external account value.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options.

VARIABLE INVESTMENT OPTIONS. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

- MUTUAL FUND (FUND) DESCRIPTIONS. We provide brief descriptions of the funds in Appendix III. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our Home Office at the address and phone number listed in "Contract Overview--Questions: Contacting the Company", by accessing the SEC's web site or by contacting the SEC Public Reference Room.

   FIXED INTEREST OPTIONS. Depending upon the state of issue, the ALIAC Guaranteed Account (the Guaranteed Account) or the Fixed Account will be available. The Guaranteed Account offers certain guaranteed minimum interest rates for a stated period of time. Amounts must remain in the Guaranteed Account for specific periods to receive the quoted interest rates, or a market value adjustment will be applied. The market value adjustment may be positive or negative. The Fixed Account guarantees payment of the minimum interest rate specified in the contract. The Fixed Account is only available in certain states. For a description of these options, see Appendices I and II and the Guaranteed Account prospectus.

   SELECTING INVESTMENT OPTIONS
   - CHOOSE OPTIONS APPROPRIATE FOR YOU. Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.
   - UNDERSTAND THE RISKS ASSOCIATED WITH THE OPTIONS YOU CHOOSE. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
   - BE INFORMED. Read this prospectus, the fund prospectuses, the Guaranteed Account and Fixed Account appendices and the Guaranteed Account prospectus.

   LIMITS ON AVAILABILITY OF OPTIONS. Some funds or fixed interest options may be unavailable through your contract or in your state. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements.

   LIMITS ON HOW MANY INVESTMENT OPTIONS YOU MAY SELECT. You may select no more than 18 investment options at any one time during the accumulation phase. We also reserve the right to limit the number of investment options you may select during the life of the contract. For purposes of determining any limit, each subaccount, each guaranteed term of the Guaranteed Account or an investment in the Fixed Account will be considered an investment option and, for purposes of determining the limit during the life of the contract, each will be counted as an investment option even if you no longer have amounts allocated to it.

   LIMITS IMPOSED BY THE UNDERLYING FUND. Orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in the corresponding fund is not accepted by the fund for any reason.

   ADDITIONAL RISKS OF INVESTING IN THE FUNDS (MIXED AND SHARED FUNDING). "Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

   "Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

-  Shared--bought by more than one company.
-  Mixed--bought for annuities and life insurance.

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.


TRANSFERS AMONG INVESTMENT OPTIONS

You may transfer amounts among the available subaccounts. During the life of the contract, we allow you 12 free transfers each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Transfers from the Guaranteed Account are subject to certain restrictions and may be subject to a market value adjustment. Transfers from the Fixed Account are subject to certain restrictions. Transfers must be made in accordance with the terms of your contract.

TRANSFER REQUESTS. Requests may be made in writing, by telephone or, where applicable, electronically.

LIMITS ON FREQUENT TRANSFERS. The contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading can disrupt management of a fund and raise its expenses. This in turn can have an adverse effect on fund performance.

Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the contract.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract holders. Such restrictions could include: (1) not accepting transfer instructions from an agent acting on behalf of more than one contract holder; and (2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder at a time.

We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other contract holders.

Additionally, orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any transfer request to a subaccount if the subaccount's investment in the corresponding fund is not accepted for any reason.

VALUE OF YOUR TRANSFERRED DOLLARS. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Home Office or, if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

TELEPHONE AND ELECTRONIC TRANSACTIONS: SECURITY MEASURES. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

THE DOLLAR COST AVERAGING PROGRAM. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from one of the available subaccounts, the one-year guaranteed term of the Guaranteed Account, or the Fixed Account to any of the other subaccounts. A market value adjustment will not be applied to dollar cost averaging transfers from a one-year guaranteed term of the Guaranteed Account during participation in the dollar cost averaging program.

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each calendar year. For additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview--Questions:
Contacting the Company."

THE ACCOUNT REBALANCING PROGRAM. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each calendar year. You may participate in this program by completing the account rebalancing section of your application or by contacting us at the address and/or number listed in "Contract Overview--Questions: Contacting the Company."

FEES
The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

TRANSACTION FEES

EARLY WITHDRAWAL CHARGE
Withdrawals of all or a portion of your account value may be subject to a charge.

AMOUNT. A percentage of the amount that you withdraw based on the number of completed contract years. The total early withdrawal charge will never be more than 8.5% of your total purchase payments made to the contract or the maximum permitted by the rules of the National Association of Securities Dealers. See "Fees--Early Withdrawal Charge."

There is no early withdrawal charge on account values established with amounts transferred or rolled over from an existing contract or arrangement offered by us or one of our affiliates having no early withdrawal charge obligation.

If account values are established with amounts transferred or rolled over from an existing contract(s) issued by us or one of our affiliates having an outstanding early withdrawal charge obligation, no early withdrawal charge will be assessed on the predecessor contract. However, withdrawals from the contract described in this prospectus will be subject to an early withdrawal charge based on the number of completed contract years since the effective date of the earliest predecessor contract. If the number of completed contract years is a fractional number, we will round up the number of completed contract years to the next highest whole number.

Account values established with amounts not connected with an internal rollover (including subsequent purchase payments made after the initial internal rollover payment) will be subject to an early withdrawal charge based on the number of completed contract years since the effective date of this contract.

EARLY WITHDRAWAL CHARGE SCHEDULE

          COMPLETED CONTRACT YEARS             EARLY WITHDRAWAL CHARGE
                Less than 2                               6%
         2 or more but fewer than 3                       5%
         3 or more but fewer than 4                       4%
         4 or more but fewer than 5                       3%
         5 or more but fewer than 6                       2%
         6 or more but fewer than 7                       1%
                 7 or more                                0%

PURPOSE. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the daily asset charge, to make up any difference.

[SIDENOTE]
TYPES OF FEES
There are four types of fees or deductions that may affect your account.

TRANSACTION FEES
-  Early Withdrawal Charge
-  Annual Maintenance Fee
-  Transfer Charge

FEE DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT
-  Daily Asset Charge

FEES DEDUCTED BY THE FUNDS
-  Investment Advisory Fees
-  Other Expenses

PREMIUM AND OTHER TAXES

FREE WITHDRAWAL. You may withdraw up to 10% of your current internal account value and up to 10% of your current external account value during each contract year without imposition of an early withdrawal charge. This free withdrawal applies only to the first partial withdrawal per account in each contract year. The free withdrawal is not available for any account (internal or external) from which systematic distribution option payments were made from that same account during that contract year. The free withdrawal amount will be based on the account value calculated on the valuation date next following our receipt of your request for withdrawal. If your withdrawal exceeds the applicable free withdrawal allowance, we will deduct an early withdrawal charge on the excess amount.

If you do not specify from which account you want your 10% free withdrawal deducted, we will, for purposes of determining the 10% free withdrawal amount, withdraw account values from your internal account first.

WAIVER. The early withdrawal charge is waived if the amount withdrawn is:
-  Used to provide income phase payments to you;
-  Paid due to your death during the accumulation phase;
- Paid upon a full withdrawal where your internal account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months;
- Taken because of the election of a systematic distribution option (see "Systematic Distribution Options)";
- When the amount withdrawn is equal to the minimum distribution required by the Tax Code for your account calculated using a method permitted under the Tax Code and agreed to by us (including required minimum distributions using the ECO systematic distribution option (see "Systematic Distribution Options")); or
- Paid upon termination of your account by us (see "Other Topics--Involuntary Terminations").

NURSING HOME WAIVER. You may withdraw all or a portion of your account value without an early withdrawal charge if:
-    More than one contract year has elapsed since the contract effective date;
- The withdrawal is requested within three years of your admission to a licensed nursing care facility (in Oregon there is no three year limitation period and in New Hampshire non-licensed facilities are included); and
-    You have spent at least 45 consecutive days in such nursing care facility.

We will not waive the early withdrawal charge if you were in a nursing care facility for at least one day during the two week period immediately preceding or following the contract effective date. It will also not apply to contracts where prohibited by state law.

TERMINAL ILLNESS WAIVER. You may withdraw all or a portion of your account value without an early withdrawal charge if you have developed a terminal illness that meets the following conditions:

> An illness that will, to a reasonable medical certainty, result in death within six months of the date of the application for terminal illness benefits; and

>  An illness that was first diagnosed after the contract effective date.

You are required to send us satisfactory written proof of illness on a form supplied by us. The form must be completed by you and your physician and received by us in our Home Office, during your lifetime, before benefits under this contract are payable. We may also require you, at our expense, to submit to an independent medical exam by a physician we choose.

ANNUAL MAINTENANCE FEE

AMOUNT. There is no annual maintenance fee if your internal account value is $25,000 or more on the date this fee is due. We are not currently imposing this charge if your internal account value is less than $25,000 on the date this fee is due. We reserve the right, however, to charge $25 if your internal account value is less than $25,000 on the date this fee is due.

WHEN/HOW. Each year during the accumulation phase we reserve the right to deduct this fee from your account value. We deduct it on your contract anniversary and at the time of full withdrawal. It is deducted proportionally from each investment option.

PURPOSE. This fee reimburses us for our administrative expenses relating to the establishment and maintenance of your account.

TRANSFER CHARGE

AMOUNT. We currently allow you 12 free transfers each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

PURPOSE. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.


FEE DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT

DAILY ASSET CHARGE AMOUNT. During the accumulation phase the amount of this charge, on an annual basis, is currently equal to 0.95% of your account value invested in the subaccounts. We reserve the right, however, to deduct a daily asset charge of not more than 1.25% per year. During the income phase this charge may be different. See "The Income Phase--Charges Deducted."

WHEN/HOW. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from any fixed interest option.

PURPOSE. This charge covers the administrative expenses associated with providing services under this contract, a margin for profit and compensates us for the mortality and expense risks we assume under the contract.
- The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract and our funding of the death benefits and other payments we make to owners or beneficiaries.
- The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our costs and risks described above, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

FEES DEDUCTED BY THE FUNDS

MAXIMUM AMOUNT. Each fund's advisory fee and expenses are different. They are set forth in "Fee Table--Fees Deducted by the Funds" and described in more detail in each fund prospectus.

WHEN/HOW. A fund's fees and expenses are not deducted from your account value. Instead, they are reflected in the daily value of fund shares which, in turn, will affect the daily value of the subaccounts.

PURPOSE. These fees and expenses help to pay the fund's investment adviser and operating expenses.


PREMIUM AND OTHER TAXES

MAXIMUM AMOUNT. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

WHEN/HOW. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation".

YOUR ACCOUNT VALUE
During the accumulation phase your account value at any given time equals:
-  The current dollar value of amounts invested in the subaccounts; plus
- The current dollar values of amounts invested in the fixed interest options, including interest earnings to date.

SUBACCOUNT ACCUMULATION UNITS. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value", as described below, for each unit.

ACCUMULATION UNIT VALUE (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the daily asset charge and the administrative expense charge. We discuss these deductions in more detail in "Fee Table" and "Fees".

VALUATION. We determine the AUV every normal business day after the close of the New York Stock Exchange. At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

NET INVESTMENT FACTOR. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

NET INVESTMENT RATE. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
-  The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the daily asset charge and any other fees deducted from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

HYPOTHETICAL ILLUSTRATION. As a hypothetical illustration assume that your initial purchase payment to a contract is $25,000 and you direct us to invest $15,000 in Fund A and $10,000 in Fund B. Also assume that on the day we receive the purchase payment the applicable AUVs after the next close of business of the New York Stock Exchange are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 1,500 accumulation units of Subaccount A and 500 accumulation units of Subaccount B.

STEP 1:  You make an initial purchase payment of $25,000.

STEP 2:
A. You direct us to invest $15,000 in Fund A. The purchase payment purchases 1,500 accumulation units of Subaccount A ($15,000 divided by the current $10 AUV).

B. You direct us to invest $10,000 in Fund B. The purchase payment purchases 500 accumulation units of Subaccount B ($10,000 divided by the current $20
    AUV).

STEP 3: The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).


                          $25,000 Purchase Payment
                                   STEP 1

                  Aetna Life Insurance and Annuity Company

                                   STEP 2

                         Variable Annuity Account C
                   Subaccount A            Subaccount B           Etc.
                   1,500                   500
                   accumulation            accumulation
                   units                   units

                                   STEP 3

                   Mutual                     Mutual
                   Fund A                     Fund B


Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

PURCHASE PAYMENTS TO YOUR ACCOUNT. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights". Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

WITHDRAWALS

You may withdraw all or a portion of your account value at any time during the accumulation phase.

STEPS FOR MAKING A WITHDRAWAL
-    Select the withdrawal amount.
(1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge and any applicable annual maintenance fee.
(2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Account. See Appendices I and II and the Guaranteed Account prospectus for more information about withdrawals from the Guaranteed Account and the Fixed Account.

- Select investment options. If you do not specify this, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.

-    Properly complete a disbursement form and deliver it to our Home Office.

CALCULATION OF YOUR WITHDRAWAL. We determine your account value every normal business day after the close of the New York Stock Exchange. We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at our Home Office. For purposes of calculating the partial withdrawal amount, if you do not specify from which account you want your partial withdrawal deducted, we will withdraw account values from your internal account first.

DELIVERY OF PAYMENT. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form in good order.

REINSTATING A FULL WITHDRAWAL. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of your withdrawal. We must receive any reinstated amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinstatement election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. We will credit the amount reinstated proportionally for any annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amount reinstated any annual maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. The reinstatement privilege may be used only once. Special rules apply to reinstatement of amounts withdrawn from the Guaranteed Account (see Appendix I and the Guaranteed Account prospectus). We will not credit your account for market

[SIDENOTE]
TAXES, FEES AND DEDUCTIONS
Amounts withdrawn may be subject to one or more of the following:
-  Early Withdrawal Charge (see "Fees--Early Withdrawal Charge")
-  Annual Maintenance Fee (see "Fees--Annual Maintenance Fee")
- Market Value Adjustment for amounts held in the Guaranteed Account (see Appendix I and the Guaranteed Account prospectus)
-  Tax Penalty (see "Taxation")
-  Tax Withholding (see "Taxation")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number listed in "Contract Overview--Questions: Contacting the Company."

value adjustments that we deducted at the time of your withdrawal or refund any taxes that were withheld. Seek competent advice regarding the tax consequences associated with reinstatement.

SYSTEMATIC DISTRIBUTION OPTIONS
Systematic distribution options may be exercised at any time during the accumulation phase. The following systematic distribution options may be available:

- SWO--SYSTEMATIC WITHDRAWAL OPTION. SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account.
- ECO--ESTATE CONSERVATION OPTION. ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO we calculate the minimum distribution amount required by law, generally at age 70 1/2, and pay you that amount once a year. ECO is not available under Roth IRA contracts. An early withdrawal charge will not be deducted from and a market value adjustment will not be applied to any part of your account value paid under an ECO.
- LEO--LIFE EXPECTANCY OPTION. LEO provides for annual payments for a number of years equal to your life expectancy or the life expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code section 72. See "Taxation."

OTHER SYSTEMATIC DISTRIBUTION OPTIONS. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number listed in "Contract
Overview--Questions: Contacting the Company."

SYSTEMATIC DISTRIBUTION OPTION AVAILABILITY. If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time and/or to change the terms of future elections.

ELIGIBILITY FOR A SYSTEMATIC DISTRIBUTION OPTION. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or the Company at the number listed in "Contract Overview--Questions: Contacting the Company."

TERMINATING A SYSTEMATIC DISTRIBUTION OPTION. You may revoke a systematic distribution option at any time by submitting a written request to our Home Office. ECO, once revoked, may not, unless allowed under the Tax Code, be elected again.

CHARGES AND TAXATION. When you elect a systematic distribution option your account value remains in the accumulation phase and subject to the charges and deductions described in the "Fees" and "Fee Table" sections. Taking a withdrawal under a systematic distribution option, or later revoking the option, may have tax consequences. If you are concerned about tax implications, consult a qualified tax adviser before electing an option.

[SIDENOTE]
FEATURES OF A SYSTEMATIC DISTRIBUTION OPTION
A systematic distribution option allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase.

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DEATH BENEFIT

DURING THE ACCUMULATION PHASE

WHEN IS A DEATH BENEFIT PAYABLE? The contract provides a death benefit in the event of your death during the accumulation phase.

WHO RECEIVES THE DEATH BENEFIT? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

DESIGNATING YOUR BENEFICIARY. You may designate a beneficiary on your application or by contacting your sales representative or us as indicated in "Contract Overview--Questions: Contacting the Company."

DEATH BENEFIT AMOUNT. Upon your death, the benefit will be the greatest of:
(1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or
(2)  The account value on the claim date; or
(3)  The "step-up value" (as described below) on the claim date.


STEP-UP VALUE. The step-up value is equal to the greater of:
-    The account value; or
- The account value, if any, as of the last contract anniversary, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior contract year.

Thereafter, once each year on the contract anniversary until the anniversary immediately preceding your 85th birthday or death, whichever is earlier, the step-up value is equal to the greater of:
- The step-up value most recently calculated, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year; or
-    The account value on that contract anniversary.

On each contract anniversary after your 85th birthday, the step-up value shall be equal to the step-up value on the contract anniversary immediately preceding your 85th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

On the claim date, the step-up value shall equal the step-up value on the contract anniversary immediately preceding your death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

ADJUSTMENT. For purposes of determining the death benefit, the adjustment for purchase payments made will be dollar for dollar. The adjustment for amounts withdrawn or applied to an income phase payment option will be proportionate, reducing the sum of all purchase payments made and the step-up value in the same proportion that the account value was reduced on the date of the withdrawal or application to an income phase payment option.

[SIDENOTE]
This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

TERMS TO UNDERSTAND: CONTRACT YEAR/CONTRACT ANNIVERSARY: A period of 12 months measured from the contract effective date (see "Purchase and Rights--How to Purchase") and each anniversary of this date. Contract anniversaries are measured from this date.

BENEFICIARY(IES): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

CLAIM DATE: The date proof of death and the beneficiary's right to receive the death benefit are received in good order at our Home Office. Please contact our Home Office to learn what information is required for a request for payment of the death benefit to be in good order.

INTEREST. Some states require we pay interest on the death benefit amount. The interest would be calculated from date of death at a rate specified by state law.

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DEATH BENEFIT GREATER THAN THE ACCOUNT VALUE. If the amount of the death benefit is greater than the account value, the amount by which the death benefit exceeds the account value will be deposited and allocated to the money market subaccount available under the contract on the claim date, thereby increasing the account value available to the beneficiary to an amount equal to the death benefit.

IF A SPOUSAL BENEFICIARY CONTINUES THE ACCOUNT FOLLOWING THE DEATH OF THE CONTRACT OWNER. If a spousal beneficiary continues the account at the death of a contract owner, the spousal beneficiary becomes the owner. The amount of the death benefit payable at the death of a spousal beneficiary who has continued the account shall be determined as follows:

(1) In calculating the sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option, the account value on the claim date following the original contract owner's death shall be treated as the spousal beneficiary's initial purchase payment; and
(2) In calculating the step-up value, the step-up value on the claim date following the original contract owner's death shall be treated as the spousal beneficiary's initial step-up value.

THE DEATH BENEFIT DESCRIBED ABOVE MAY BE SUBJECT TO CHANGE AS A RESULT OF FUTURE INTERPRETATION BY THE IRS. To ensure compliance, we reserve the right to pay a benefit equal to your account value as of the claim date.

Prior to the election of a method of payment of the death benefit by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary has the right to allocate or transfer any part of the account value to any available investment option (subject to a market value adjustment, as applicable). The amount paid to the beneficiary will equal the adjusted account value on the day the payment is processed.

DEATH BENEFIT--METHODS OF PAYMENT

Unless otherwise requested, we will mail payment to the beneficiary within seven days after we receive proof of death and payment request acceptable to us. If allowed by the Tax Code, the designated beneficiary may elect to have the death benefit proceeds paid in any one of the following ways:

- Receive, at any time, a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment;
- Apply some or all of the account value, plus or minus any market value adjustment, to any of the available income phase payment options (subject to the Tax Code distribution rules (see "Taxation--Minimum Distribution Requirements"));or
- If the beneficiary is your spouse, payment in accordance with any of the available systematic distribution options (see "Systematic Distribution Options"), provided the election would satisfy the Tax Code minimum distribution rules.

PAYMENTS FROM A SYSTEMATIC DISTRIBUTION OPTION. If you were receiving payments under a systematic distribution option and died before the Tax Code's required beginning date for minimum distributions, payments under the systematic distribution option will stop. The beneficiary, or contract holder on behalf of the beneficiary, may elect a systematic distribution option provided the election is permitted under the Tax Code minimum distribution rules. If you die after the required beginning date for minimum distributions, payments will continue as permitted under the Tax Code minimum distribution rules, unless the option is revoked.


DISTRIBUTION REQUIREMENTS. Subject to Tax Code limitations, a beneficiary may be able to defer distribution of the death benefit. Death benefit payments must satisfy the distribution rules in Tax Code Section 401(a)(9). See
"Taxation--Minimum Distribution Requirements."

TAXATION. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the timeframe required by the Tax Code. See "Taxation."

GUARANTEED ACCOUNT. For amounts held in the Guaranteed Account, see Appendix I for a discussion of the calculation of the death benefit.

THE INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

INITIATING PAYMENTS. At least 30 days prior to the date you want to start receiving payments you must notify us in writing of all of the following:
-    Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
-    Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected it may not be changed.

WHAT AFFECTS PAYMENT AMOUNTS? Some of the factors that may affect the amount of your income phase payments include your age, gender, account value, the income phase payment option selected, the number of guaranteed payments (if any) selected and whether you select fixed, variable or a combination of both fixed and variable payments and, for variable payments, the assumed net investment rate selected.

FIXED PAYMENTS. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

VARIABLE PAYMENTS. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate.

ASSUMED NET INVESTMENT RATE. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3 1/2%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

[SIDENOTE]
We may have used the following terms in prior prospectuses:
ANNUITY PHASE--Income Phase
ANNUITY OPTION--Income Phase Payment Option
ANNUITY PAYMENT--Income Phase Payment


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

If you select a 3 1/2% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "Contract Overview--Questions: Contacting the Company."

MINIMUM PAYMENT AMOUNTS. The income phase payment option you select must result in:
-    A first monthly income phase payment of at least $50; and
-    Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

RESTRICTIONS ON START DATES AND THE DURATION OF PAYMENTS. Income phase payments may not begin during the first contract year, or, unless we consent, later than the later of:
(a)  The first day of the month following your 85th birthday; or
(b)  The tenth anniversary of the last purchase payment made to your account.

Income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option by the later of your 85th birthday or the tenth anniversary of your last purchase payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

Income phase payments may not extend beyond:
(a)  The life of the annuitant;
(b)  The joint lives of the annuitant and beneficiary;
(c)  A guaranteed period greater than the annuitant's life expectancy; or
(d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "Taxation" for further discussion of rules relating to income phase payments.

CHARGES DEDUCTED.

- If variable income phase payments are selected, we make a daily asset charge deduction for mortality costs and expenses and administrative costs from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The daily asset charge for variable income phase payments will be established upon election of an income phase payment option and is guaranteed not to change. The amount of this charge, on an annual basis, is currently equal to 1.25% of amounts invested in the subaccounts. We reserve the right, however, to deduct a daily asset charge of not more than 1.50% per year. During the accumulation phase this charge may be different. See "Fees--Daily Asset Charge."

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

DEATH BENEFIT DURING THE INCOME PHASE. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Home Office. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

BENEFICIARY RIGHTS. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

PARTIAL ENTRY INTO THE INCOME PHASE. You may, at any time after the first contract year, elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

TAXATION. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Taxation" for additional information.

PAYMENT OPTIONS.

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin the income phase payment option selected may not be changed.

TERMS TO UNDERSTAND:
ANNUITANT(S): The person(s) on whose life expectancy(ies) the income phase payments are based.

BENEFICIARY(IES): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

                     LIFETIME INCOME PHASE PAYMENT OPTIONS

Life Income             LENGTH OF PAYMENTS: For as long as the annuitant lives.
                        It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date.
                        DEATH BENEFIT--NONE: All payments end upon the annuitant's death.

                        LENGTH OF PAYMENTS: For as long as the annuitant lives,
                        with payments guaranteed for your choice of 5 to 30
                        years or as otherwise specified in the contract.
Life Income--           DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: If the
Guaranteed              annuitant dies before we have made all the guaranteed
Payments                payments, we will continue to pay the beneficiary the
                        remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

                        LENGTH OF PAYMENTS: For as long as either annuitant
                        lives. It is possible that only one payment will be made
                        if both annuitants die before the second payment's due
                        date.
                        CONTINUING PAYMENTS: When you select this option you
Life Income--           choose for:
Two Lives               (a)  100%, 66 2/3 % or 50% of the payment to continue to
                             the surviving annuitant after the first death; or
                        (b)  100% of the payment to continue to the annuitant on
                             the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.
                        DEATH BENEFIT--NONE: All payments end upon the death of both annuitants.

                        LENGTH OF PAYMENTS: For as long as either annuitant
                        lives, with payments guaranteed from 5 to 30 years or as
                        otherwise specified in the contract.
Life Income--           CONTINUING PAYMENTS: 100% of the payment to continue to
Two Lives--             the surviving annuitant after the first death.
Guaranteed              DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: If both
Payments                annuitants die before we have made all the guaranteed
                        payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

                        LENGTH OF PAYMENTS: For as long as the annuitant lives.
Life Income-- Cash      DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: Following the
Refund Option (limited  annuitant's death, we will pay a lump sum payment equal
availability--fixed     to the amount originally applied to the income phase
payments only)          payment option (less any applicable premium tax) and
                        less the total amount of income payments paid.

                        LENGTH OF PAYMENTS: For as long as either annuitant
                        lives.
Life Income--Two        CONTINUING PAYMENTS: 100% of the payment to continue
Lives--Cash Refund      after the first death.
Option (limited         DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: When both
availability--fixed     annuitants die we will pay a lump-sum payment equal to
payments only)          the amount applied to the income phase payment option
                        (less any applicable premium tax) and less the total amount of income payments paid.

                    NONLIFETIME INCOME PHASE PAYMENT OPTION

                        LENGTH OF PAYMENTS: You may select payments for 5 to 30
                        years. In certain cases a lump-sum payment may be
                        requested at any time (see below).
                        DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: If the
Nonlifetime--           annuitant dies before we make all the guaranteed
Guaranteed              payments, we will continue to pay the beneficiary the
Payments                remaining payments, unless the beneficiary elects to
                        receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

LUMP-SUM PAYMENT: If the "Nonlifetime--Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees--Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Home Office.

CALCULATION OF LUMP-SUM PAYMENTS: If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value of the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments or the 3 1/2% or 5% assumed net investment rate used for variable payments).


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

TAXATION

INTRODUCTION

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:
- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or any transaction involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information, contact the Internal Revenue Service (IRS).

TAXATION OF GAINS PRIOR TO DISTRIBUTION. You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. (See "Taxation of Withdrawals and Other Distributions" later in the "Taxation" section for a discussion of how distributions under the various types of arrangements are taxed.) The law makes this favorable tax treatment available to all IRAs qualified under Tax Code sections 408(a) and 408A, including IRAs funded with annuities like this contract and with custodial accounts. Because you are considering an annuity for your IRA, you should know that the annuity contract does not provide any additional deferral of taxes on earnings beyond the deferral provided by other types of IRAs. However, this annuity does provide other features and benefits which may be of value to you-- such as a guaranteed death benefit, the opportunity to elect lifetime payout options and guarantees limiting fees and rates at which annuities may be purchased. You should consider whether these features and benefits are important for you and compare the fees charged for this product, including those features, to those of other alternatives available to you. This prospectus contains detailed information on the features and costs of this product. You should discuss your decision with your financial representative.

Additionally, although earnings under the contract are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

[SIDENOTE]

IN THIS SECTION

INTRODUCTION

CONTRACT TYPE

WITHDRAWALS AND OTHER DISTRIBUTIONS
-    Taxation of Distributions
-    10% Penalty Tax
-    Withholding for Federal Income Tax Liability

MINIMUM DISTRIBUTION REQUIREMENTS
-    50% Excise Tax
-    Minimum Distribution of Death Benefit Proceeds 408(b) and 408A IRAs)

RULES SPECIFIC TO 408(b) AND 408A IRAS

ASSIGNMENT OR TRANSFER OF CONTRACTS

TAXATION OF THE COMPANY

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

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CONTRACT TYPE

The contract is designed for use with certain retirement arrangements that qualify under Tax Code sections 408(b) or 408A. Tax Code section 408(b) permits eligible individuals to contribute to a traditional IRA on a pre-tax (deductible) basis Tax Code section 408A permits eligible individuals to contribute to a Roth IRA on an after-tax (nondeductible) basis.

THE CONTRACT. You are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract. If the contract is purchased in conjunction with a retirement plan, the plan is not a part of the contract and we are not bound by the plan's terms or conditions.


WITHDRAWALS AND OTHER DISTRIBUTIONS

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds.

We report the taxable portion of all distributions to the IRS.

TAXATION OF DISTRIBUTIONS

408(b) IRAS. All distributions from a traditional IRA are taxed as received unless either one of the following is true:
- The distribution is rolled over to another traditional IRA or to a 401(a), 401(k), 403(b) or a 457 plan maintained by a governmental employer; or
- You made after-tax contributions to the IRA. In this case the distribution will be taxed according to rules detailed in the Tax Code.

408A ROTH IRAS. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution which is both:
- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made; and
- Made after you attain age 59 1/2, die, become disabled as defined in the Tax Code or for a qualified first-time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

TAXATION OF DEATH BENEFIT PROCEEDS. In general, payments received by your designated beneficiaries after your death are taxed in the same manner as if you had received those payments.

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10% PENALTY TAX

Under certain circumstances the Tax Code may impose a 10% penalty tax on the taxable portion of any distribution from a contract used with a 408(b) or 408A arrangement.

The 10% penalty tax applies to the taxable portion of a distribution unless certain exceptions apply, including one or more of the following:

-   You have attained age 59 1/2;
-   You have become disabled as defined in the Tax Code;
-   You have died;
-   The distribution is rolled over in accordance with the Tax Code;
- The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution equals unreimbursed medical expenses that qualify for a deduction as specified in the Tax Code;
- The distribution is used to pay for health insurance premiums for certain unemployed individuals;
-   The amount withdrawn is for a qualified first-time home purchase; or
-   The amount withdrawn is for qualified higher education expenses.

These exceptions also apply to a distribution from a Roth IRA that is not a qualified distribution.

WITHHOLDING FOR FEDERAL INCOME TAX LIABILITY

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

408(b) AND 408A IRAS. Generally, you or a designated beneficiary may elect not to have tax withheld from distributions.

NON-RESIDENT ALIENS. If you or your designated beneficiary are non-resident aliens, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

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MINIMUM DISTRIBUTION REQUIREMENTS

To avoid certain tax penalties, you and any designated beneficiary must meet the minimum distribution requirements imposed by the Tax Code. The requirements do not apply to Roth IRA contracts, except with regard to death benefits. These rules may dictate one or more of the following:
-   Start date for distributions;
- The time period in which all amounts in your account(s) must be distributed; or
-   Distribution amounts.

THE RULES ARE COMPLEX AND YOU AND ANY BENEFICIARY SHOULD CONSULT WITH A TAX ADVISER BEFORE ELECTING THE METHOD OF CALCULATION TO SATISFY THE MINIMUM DISTRIBUTION REQUIREMENTS. THESE RULES ARE SUBJECT TO CHANGE AS A RESULT OF NEW REGULATIONS PROPOSED BY THE IRS ON JANUARY 17, 2001.

START DATE. Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70 1/2.

TIME PERIOD. We must pay out distributions from the contract over one of the following time periods:
-   Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

DISTRIBUTION AMOUNTS. A lump-sum distribution of your entire account balance satisfies the Tax Code's minimum distribution requirements. If you elect periodic distributions, the amount of each periodic distribution must be calculated in accordance with IRS regulations.

50% EXCISE TAX

If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

MINIMUM DISTRIBUTION OF DEATH BENEFIT PROCEEDS

The following applies to 408(b) and 408A arrangements. Different distribution requirements apply if your death occurs:
-  After you begin receiving minimum distributions under the contract; or
-  Before you begin receiving such distributions.

If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9), and the regulations thereunder, provide specific rules for calculating the minimum required distributions at your death. The rules differ depending upon whether your designated beneficiary is your surviving spouse, another individual or a non-natural person. Special rules apply to multiple beneficiaries.

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If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2002, your entire balance must be distributed to the beneficiary by December 31, 2007. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made over either of the following time-frames:
-  Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

START DATES FOR SPOUSAL BENEFICIARIES. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
-  December 31 of the calendar year following the calendar year of your death;
   or
-  December 31 of the calendar year in which you would have attained age 70 1/2.

SPECIAL RULE FOR IRA SPOUSAL BENEFICIARIES. In lieu of taking a distribution under these rules, a spousal beneficiary may elect to treat the account as his or her own IRA. In such case, the surviving spouse will be able to make contributions to the account, make rollovers from the account and defer taking a distribution until his or her age 70 1/2. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the account or fails to take a distribution within the required time period.

RULES SPECIFIC TO 408(b) AND 408A IRAS

Tax Code section 408(b) permits eligible individuals to contribute to a traditional IRA on a pre-tax (deductible) basis. Tax Code section 408A permits eligible individuals to contribute to a Roth IRA on an after-tax (nondeductible) basis.

ELIGIBILITY. Eligibility to contribute to a traditional IRA on a pre-tax basis or to establish a Roth IRA or to roll over or transfer from a traditional IRA to a Roth IRA depends upon your adjusted gross income.

ROLLOVERS AND TRANSFERS. Tax free rollovers and direct transfers are permitted from a 401, 403(a) or a 403(b) arrangement to a traditional IRA. Distributions from these arrangements are not permitted to be transferred or rolled over to a Roth IRA. A Roth IRA can accept transfers/rollovers only from a traditional IRA, subject to ordinary income tax, or from another Roth IRA.

ASSIGNMENT OR TRANSFER OF CONTRACT

Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce or separate maintenance decree. Anyone contemplating such assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

TAXATION OF THE COMPANY

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

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We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.


OTHER TOPICS

THE COMPANY

We issue the contract described in this prospectus and are responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954).

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

                             151 Farmington Avenue
                             Hartford, Connecticut 06156

VARIABLE ANNUITY ACCOUNT C

We established Variable Annuity Account C (the separate account) in 1976 under Connecticut Law as a continuation of the separate account established in 1974 under Arkansas Law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into subaccounts. The subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company.

CONTRACT DISTRIBUTION
Our subsidiary, Aetna Investment Services, LLC (AIS), serves as the principal underwriter for the contract. AIS, a Delaware limited liability company, is registered as a broker-dealer with the SEC. AIS is also a member of the National Association of Security Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. AIS' principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contract is offered to the public by individuals who are registered representatives of AIS or other broker-dealers which have entered into a selling arrangement with AIS. We refer to AIS and the other broker-dealers selling the contract as "distributors."

All registered representatives selling the contract must also be licensed as insurance agents for the Company.

PAYMENT OF COMMISSIONS

Persons who offer and sell the contract may be paid commissions. Distributors will be paid commissions up to an amount currently equal to 1% of initial purchase payments connected with internal rollovers or as a combination of a certain percentage of the initial purchase payment and a trail commission as a percentage of assets. Under the latter arrangement commission payments may exceed 1% of purchase payments over the life of the contract. For purchase payments not made as an internal rollover, distributors will be paid commissions up to an amount currently equal to 4% of purchase payments or as a combination of a certain percentage of the purchase payments and a trail commission as a percentage of assets. Renewal commissions may also be paid on purchase payments made after the first year. Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and education and/or business seminars. However, any such compensation will be paid in accordance with NASD rules. In addition, we may provide additional compensation to the Company's supervisory and other management personnel if the overall amount of investments in funds advised by the Company or its affiliates increases over time. The total compensation package for sales, supervisory and management personnel of affiliated or related broker-dealers may be positively impacted if the overall amount of investments in the contract and other products issued or advised by the Company or its affiliates increases over time.

We pay these commissions, fees and related distribution expenses out of any early withdrawal charges assessed or out of our general assets, including investment income and any profit from investment advisory fees and daily asset charges. No additional deductions or charges are imposed for commissions and related expenses.

PAYMENT DELAY OR SUSPENSION

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:
- On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
-   Standardized average annual total returns; and
-   Non-standardized average annual total returns.

STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account. Standardized average annual total returns reflect deduction of all recurring charges during each period (i.e., daily asset charges, annual maintenance fees, if applicable, and any applicable early withdrawal charges).

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we do not include the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

We may also advertise ratings, rankings or other information related to the Company, the subaccounts or the funds. For further details regarding performance reporting and advertising, you may request a Statement of Additional Information
(SAI) by calling us at the number listed in "Contract Overview--Questions:
Contacting the Company."

VOTING RIGHTS

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

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

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.
- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

CONTRACT MODIFICATIONS

We may modify the contract when we deem an amendment appropriate by providing you written notice 30 days before the effective date of the change. The most likely reason for a change to the contract would be to ensure compliance with applicable law. Certain changes will require the approval of appropriate state or federal regulatory authorities

INVOLUNTARY TERMINATIONS

We reserve the right to terminate your internal account if payments to the contract have not been received for two full consecutive contract years and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days' advance written notice. No early withdrawal charge will be deducted for involuntary terminations.

LEGAL MATTERS AND PROCEEDINGS

We are aware of no material legal proceedings pending which involve the separate account as a party or which would materially affect the separate account. The validity of the securities offered by this prospectus has been passed upon by Counsel to the Company.

In recent years, a number of companies have been named as defendants in class action lawsuits relating to life insurance. The Company is a defendant in one such lawsuit, a purported class action which was filed against the Company in the United States District Court for the Middle District of Florida on June 30, 2000, by Helen Reese, Richard Reese, Villere Bergeron and Alan Eckert (the "Reese Complaint"). The Reese Complaint claims that the Company engaged in unlawful sales practices in marketing life insurance policies. The Company intends to defend this action vigorously.

The Company also is a party to other litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on the Company.






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

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

General Information and History
Variable Annuity Account C
Offering and Purchase of Contracts
Performance Data
   General
   Average Annual Total Return Quotations
Income Phase Payments
Sales Material and Advertising
Independent Auditors
Financial Statements of the Separate Account                                 S-1
Financial Statements of Aetna Life Insurance and Annuity Company and
  Subsidiaries                                                               F-1

You may request an SAI by calling the Company at the number listed in "Contract Overview -- Questions: Contacting the Company."

                                   APPENDIX I
                            ALIAC GUARANTEED ACCOUNT
               (Availability dependent upon the state of issue.)

THE ALIAC GUARANTEED ACCOUNT (THE GUARANTEED ACCOUNT) IS A FIXED INTEREST OPTION AVAILABLE DURING THE ACCUMULATION PHASE UNDER THE CONTRACT. THIS APPENDIX IS ONLY A SUMMARY OF CERTAIN FACTS ABOUT THE GUARANTEED ACCOUNT. PLEASE READ THE GUARANTEED ACCOUNT PROSPECTUS CAREFULLY BEFORE INVESTING IN THIS OPTION.

IN GENERAL. Amounts invested in the Guaranteed Account earn specified interest rates if left in the Guaranteed Account for specified periods of time. If you withdraw or transfer those amounts before the specified periods elapse, we may apply a market value adjustment (described below) which may be positive or negative.

When deciding to invest in the Guaranteed Account, contact your sales representative or the Company to learn:

- The interest rate(s) we will apply to amounts invested in the Guaranteed Account. We change the rate(s) periodically. Be certain you know the rate we guarantee on the day your account dollars are invested in the Guaranteed Account. Guaranteed interest rates will never be less than an annual effective rate of 3%.

- The period of time your account dollars need to remain in the Guaranteed Account in order to earn the rate(s). You are required to leave your account dollars in the Guaranteed Account for a specified period of time in order to earn the guaranteed interest rate(s).

DEPOSIT PERIOD. During a deposit period, we offer a specific interest rate for dollars invested for a certain guaranteed term. For a specific interest rate and guaranteed term to apply, account dollars must be invested in the Guaranteed Account during the deposit period for which that rate and term are offered.

INTEREST RATES. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may apply more than one specified interest rate. The interest rate we guarantee is an annual effective yield. That means the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates will never be less than an annual effective rate of 3%. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

GUARANTEED TERMS. The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. We offer different guaranteed terms at different times. We also may offer more than one guaranteed term of the same duration with different interest rates. Check with your sales representative or the Company to learn what terms are being offered. The Company also reserves the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

FEES AND OTHER DEDUCTIONS. If all or a portion of your account value in the Guaranteed Account is withdrawn or transferred, you may incur one or more of the following:
- Market Value Adjustment (MVA)--as described in this appendix and in the Guaranteed Account prospectus;
-  Tax penalties and/or tax withholding--see "Taxation";
-  Early withdrawal charge--see "Fees"; or
-  Maintenance fee--see "Fees."

Except for the maintenance fee, if applicable, we do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks or administrative costs. Rather, we consider these risks when determining the interest rate to be credited.

MARKET VALUE ADJUSTMENT (MVA). If your account value is withdrawn or transferred from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects investment value changes caused by changes in interest rates occurring since the date of deposit. The MVA may be positive or negative.

If interest rates at the time of withdrawal or transfer have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Account. If interest rates at the time of withdrawal or transfer have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

MVA WAIVER. For withdrawals or transfers from a guaranteed term before the guaranteed term matures, the MVA may be waived for:
-   Transfers due to participation in the dollar cost averaging program;
- Withdrawals taken due to your election of SWO or ECO (described in "Systematic Distribution Options"), if available;
- Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived; and
- Withdrawals due to your exercise of the right to cancel your contract (described in "Right to Cancel").

DEATH BENEFIT. When a death benefit is paid under the contract within six months of the date of death, only a positive aggregate MVA amount, if any, is applied to the account value attributable to amounts withdrawn from the Guaranteed Account. This provision does not apply upon the death of a spousal beneficiary or joint contract holder who continued the account after the first death. If a death benefit is paid more than six months from the date of death, a positive or negative aggregate MVA amount, as applicable, will be applied, except under certain contracts issued in the State of New York.

PARTIAL WITHDRAWALS. For partial withdrawals during the accumulation phase, amounts to be withdrawn from the Guaranteed Account will be withdrawn pro-rata from each group of deposits having the same length of time until the maturity date ("Guaranteed Term Group"). Within each Guaranteed Term Group, the amount will be withdrawn first from the oldest deposit period, then from the next oldest and so on until the amount requested is satisfied.

GUARANTEED TERMS MATURITY. As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term;
(b) transferred to other available investment options; or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge, taxation and, if you are under age 59 1/2, tax penalties may apply.

If no direction is received from you at our Home Office by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to a new guaranteed term of a similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows transfers or withdrawals without an MVA if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. This waiver of the MVA only applies to the first transaction regardless of the amount involved in the transaction.

Under the Guaranteed Account each guaranteed term is counted as one funding option. If a guaranteed term matures and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

SUBSEQUENT PURCHASE PAYMENTS. Purchase payments received after your initial purchase payment to the Guaranteed Account will be allocated in the same proportions as the last allocation, unless you properly instruct us to do otherwise. If the same guaranteed term(s) is not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

TRANSFER OF ACCOUNT DOLLARS. Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. The 90-day wait does not apply to (1) amounts transferred on the maturity date or under the maturity value transfer provision;
(2) amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option; (3) amounts distributed under the ECO or SWO (see "Systematic Distribution Options"); and (4) amounts transferred from an available guaranteed term in connection with the dollar cost averaging program.

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

REINSTATING AMOUNTS WITHDRAWN FROM THE GUARANTEED ACCOUNT. If amounts are withdrawn and then reinstated in the Guaranteed Account, we apply the reinstated amount to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinstatement will apply. We reinstate amounts proportionately in the same way as they were allocated before withdrawal. We will not credit your account for market value adjustments that we deducted or for any taxes that were withheld at the time of withdrawal.

THE INCOME PHASE. The Guaranteed Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a fixed or variable payment option and to transfer your Guaranteed Account dollars to the general account or any of the subaccounts available during the income phase. Transfers made due to the election of a lifetime income phase payment option will be subject to only a positive aggregate MVA.

DISTRIBUTION. The Company's subsidiary, Aetna Investment Services, LLC (AIS) serves as the principal underwriter of the contract. AIS, a Delaware limited liability company, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

                                  APPENDIX II
                                 FIXED ACCOUNT
                (Availability dependent upon the state of issue)

GENERAL DISCLOSURE.
- The Fixed Account is an investment option available during the accumulation phase under the contract.
- Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.
- Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
- Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
- Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.
-   Additional information about this option may be found in the contract.

INTEREST RATES.
- The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

- Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

WITHDRAWALS. Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as provided by federal law.

CHARGES. Except for the maintenance fee, if applicable, we do not make deductions from amounts in the Fixed Account to cover mortality costs and expenses or administrative costs. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees."

TRANSFERS. During the accumulation phase you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

By notifying the Home Office at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

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                                  APPENDIX III
                        DESCRIPTION OF UNDERLYING FUNDS

THE INVESTMENT RESULTS OF THE MUTUAL FUNDS (FUNDS) ARE LIKELY TO DIFFER SIGNIFICANTLY AND THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE THEIR RESPECTIVE INVESTMENT OBJECTIVES. SHARES OF THE FUNDS WILL RISE AND FALL IN VALUE AND YOU COULD LOSE MONEY BY INVESTING IN THE FUNDS. SHARES OF THE FUNDS ARE NOT BANK DEPOSITS AND ARE NOT GUARANTEED, ENDORSED OR INSURED BY ANY FINANCIAL INSTITUTION, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. EXCEPT AS NOTED, ALL FUNDS ARE DIVERSIFIED, AS DEFINED UNDER THE INVESTMENT COMPANY ACT OF 1940.

- AETNA BALANCED VP, INC. seeks to maximize investment return, consistent with reasonable safety of principal by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds, and cash equivalents, based on the investment adviser's judgment of which of those sectors or mix thereof offers the best investment prospects.(1)

- AETNA INCOME SHARES D/B/A AETNA BOND VP seeks to maximize total return, consistent with reasonable risk, through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.(1)

- AETNA VARIABLE FUND D/B/A AETNA GROWTH AND INCOME VP seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.(1)

- AETNA VARIABLE ENCORE FUND D/B/A AETNA MONEY MARKET VP seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. AN INVESTMENT IN THE FUND IS NEITHER INSURED NOT GUARANTEED BY THE U.S. GOVERNMENT.(1)

- AETNA VARIABLE PORTFOLIOS, INC.-AETNA GROWTH VP (CLASS S SHARES) seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential.(1)

- AETNA VARIABLE PORTFOLIOS, INC.-AETNA INDEX PLUS LARGE CAP VP (CLASS S) seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.(1)

- AETNA VARIABLE PORTFOLIOS, INC.-AETNA INDEX PLUS MID CAP VP (CLASS S) seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk.(1)

- AETNA VARIABLE PORTFOLIOS, INC.-AETNA INDEX PLUS SMALL CAP VP (CLASS S) seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk.(1)

- AETNA VARIABLE PORTFOLIOS, INC.-AETNA INTERNATIONAL VP (CLASS S) seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The fund will not target any given level of current income.(1)

- AETNA VARIABLE PORTFOLIOS, INC.-AETNA SMALL COMPANY VP (CLASS S) seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations.(1)

- AETNA VARIABLE PORTFOLIOS, INC.-AETNA TECHNOLOGY VP (CLASS S) seeks long-term capital appreciation.(1)(a)

- AETNA VARIABLE PORTFOLIOS, INC.-AETNA VALUE OPPORTUNITY VP (CLASS S) seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stock.(1)

-    AIM V.I. CAPITAL APPRECIATION FUND (SERIES II) SEEKS GROWTH OF CAPITAL.(2)

- AIM V.I. GROWTH AND INCOME FUND (SERIES II) SEEKS GROWTH OF CAPITAL WITH A SECONDARY OBJECTIVE OF CURRENT INCOME.(2)

- AIM V.I. VALUE FUND (SERIES II) SEEKS TO ACHIEVE LONG-TERM GROWTH OF CAPITAL WITH A SECONDARY OBJECTIVE OF INCOME.(2)

- FIDELITY(R) VARIABLE INSURANCE PRODUCTS - EQUITY-INCOME PORTFOLIO (SERVICE CLASS 2) seeks reasonable income. Also considers the potential for capital appreciation. Seeks a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index.(3)(a)

- FIDELITY(R)VARIABLE INSURANCE PRODUCTS - GROWTH PORTFOLIO (SERVICE CLASS 2) seeks to achieve capital appreciation.(3)(a)

- FIDELITY(R)VARIABLE INSURANCE PRODUCTS II - CONTRAFUND(R)PORTFOLIO (SERVICE CLASS 2) seeks long-term capital appreciation.(3)(c)

- FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - VALUE SECURITIES (CLASS 2 SHARES) is a NON-DIVERSIFIED fund that seeks long-term total return. Income, while not a goal, is a secondary consideration.(4)

- JANUS ASPEN SERIES-AGGRESSIVE GROWTH PORTFOLIO (SERVICE SHARES) is a NONDIVERSIFIED portfolio that seeks long-term growth of capital.(5)

- JANUS ASPEN SERIES-BALANCED PORTFOLIO (SERVICE SHARES) seeks long-term capital growth, consistent with preservation of capital and balanced by current income.(5)

- JANUS ASPEN SERIES-FLEXIBLE INCOME PORTFOLIO (SERVICE SHARES) seeks to obtain maximum total return, consistent with the preservation of capital.(5)

- JANUS ASPEN SERIES-GROWTH PORTFOLIO (SERVICE SHARES) seeks long-term growth of capital in a manner consistent with the preservation of capital.(5)

- JANUS ASPEN SERIES-WORLDWIDE GROWTH PORTFOLIO (SERVICE SHARES) seeks long-term growth of capital in a manner consistent with the preservation of capital.(5)

- OPPENHEIMER GLOBAL SECURITIES FUND/VA (SERVICE CLASS) seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries, and special situations that are considered to have appreciation possibilities.(6)

- OPPENHEIMER STRATEGIC BOND FUND/VA (SERVICE CLASS) seeks a high level of current income principally derived from interest on debt securities.(6)

- PILGRIM VARIABLE PRODUCTS TRUST (VP) GROWTH OPPORTUNITIES PORTFOLIO (CLASS S) seeks long-term growth of capital.(7)

- PILGRIM VARIABLE PRODUCTS TRUST (VP) INTERNATIONAL VALUE PORTFOLIO (CLASS S) seeks long-term capital appreciation.(7)

- PILGRIM VARIABLE PRODUCTS TRUST (VP) MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S) seeks long-term capital appreciation.(7)

- PILGRIM VARIABLE PRODUCTS TRUST (VP) SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S) seeks long-term capital appreciation.(7)

- PIONEER VARIABLE CONTRACTS TRUST (VCT) EQUITY-INCOME PORTFOLIO (CLASS II) seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.(8)

- PIONEER VARIABLE CONTRACTS TRUST (VCT) FUND PORTFOLIO (CLASS II) seeks reasonable income and capital growth.(8)

- PIONEER VARIABLE CONTRACTS TRUST (VCT) MID-CAP VALUE PORTFOLIO (CLASS II) seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.(8)

-    PORTFOLIO PARTNERS, INC. (PPI) -- ALGER AGGRESSIVE GROWTH PORTFOLIO
     (CLASS S)(9)
     Description to be filed by amendment.

- PORTFOLIO PARTNERS, INC. (PPI) -- ALGER GROWTH PORTFOLIO (CLASS S)(9) Description to be filed by amendment.

- PORTFOLIO PARTNERS, INC. (PPI) -- BRINSON TACTICAL ASSET ALLOCATION PORTFOLIO (CLASS S)(9)
     Description to be filed by amendment.

-    PORTFOLIO PARTNERS, INC. (PPI) - GOLDMAN SACHS CAP GROWTH PORTFOLIO
     (CLASS S)(9)
     Description to be filed by amendment.

- PORTFOLIO PARTNERS, INC. (PPI) MFS CAPITAL OPPORTUNITIES PORTFOLIO (CLASS S) seeks capital appreciation.(9)(a)

- PORTFOLIO PARTNERS, INC. (PPI) MFS RESEARCH GROWTH PORTFOLIO (CLASS S) seeks long-term growth of capital and future income.(9)(a)

-    PORTFOLIO PARTNERS, INC. (PPI) - OPCAP BALANCED VALUE PORTFOLIO (CLASS
     S)(9)
     Description to be filed by amendment.

-    PORTFOLIO PARTNERS, INC. (PPI) - SALOMON BROS. CAPITAL PORTFOLIO (CLASS
     S)(9)
     Description to be filed by amendment.

- PORTFOLIO PARTNERS, INC. (PPI) - SALOMON BROS. INVESTORS VALUE PORTFOLIO (CLASS S)(9)
     Description to be filed by amendment.

- PORTFOLIO PARTNERS, INC. (PPI) SCUDDER INTERNATIONAL GROWTH PORTFOLIO (CLASS S) seeks long-term growth of capital.(9)(b)

- PORTFOLIO PARTNERS, INC. (PPI) T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S) seeks long-term capital growth, and secondarily, increasing dividend income.(9)(c)

INVESTMENT ADVISER:

(1)    Investment Adviser:  Aeltus Investment Management, Inc. (Aeltus)
       (a)    Subadviser:  Elijah Asset Management, LLC (EAM)
(2)    Investment Adviser:  A I M Advisors, Inc.
(3)    Investment Adviser: Fidelity Management & Research Company
       (a)    Subadviser: FMR Co., Inc.
       (b)    Subadvisers:
              Fidelity Management & Research (U.K.) Inc.
              Fidelity Management & Research (Far East) Inc.
              Fidelity International Investment Advisors
              Fidelity International Investment Advisors (U.K.) Limited Fidelity Investments Japan Limited
              FMR Co., Inc.
       (c)    Subadvisers:
              Fidelity Management & Research (U.K.) Inc.
              Fidelity Management & Research (Far East) Inc.
              Fidelity Investments Japan Limited
                  FMR Co., Inc.
(4)    Investment Adviser:  Franklin Advisory Services, LLC
(5)    Investment Adviser:  Janus Capital Corporation
(6)    Investment Adviser:  OppenheimerFunds, Inc.
(7)    Investment Adviser:  ING Pilgrim Investments, LLC
(8)    Investment Adviser:  Pioneer Investment Management, Inc.
(9)    Investment Adviser:  Aetna Life Insurance and Annuity Company
       (a)    Subadviser:  Massachusetts Financial Services Company
       (b)    Subadviser:  Zurich Scudder Investments, Inc.
       (c)    Subadviser:  T. Rowe Price Associates, Inc.

                           VARIABLE ANNUITY ACCOUNT C
                                       OF
                    AETNA LIFE INSURANCE AND ANNUITY COMPANY

           STATEMENT OF ADDITIONAL INFORMATION DATED DECEMBER 31, 2001

    Individual Deferred Fixed or Variable Annuity Contracts for Individual Retirement Annuities under Section 408(b) and Roth Individual Retirement
                          Annuities under Section 408A

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "separate account") dated December 31, 2001.

A free prospectus is available upon request from the local Aetna Life Insurance and Annuity Company office or by writing to or calling:

                          ING Aetna Financial Services
                                Annuity Services
                              151 Farmington Avenue
                        Hartford, Connecticut 06156-1258
                                 1-800-599-8618

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.


                                TABLE OF CONTENTS

                                                                         Page

General Information and History
Variable Annuity Account C
Offering and Purchase of Contracts
Performance Data
    General
    Average Annual Total Return Quotations
Income Phase Payments
Sales Material and Advertising
Independent Auditors
Financial Statements of the Separate Account                              S-1
Financial Statements of Aetna Life Insurance and Annuity
  Company and Subsidiaries                                                F-1

                         GENERAL INFORMATION AND HISTORY

Aetna Life Insurance and Annuity Company (the Company, we, us, our) issues the contract described in the prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our assets include the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954). We are engaged in the business of issuing life insurance and annuities. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

As of December 31, 2000, the Company and its subsidiary life company had $51 billion invested through their products, including $37 billion in their separate accounts (of which the Company, or it subsidiary Aeltus Investment Management, Inc., oversees the management of $23 billion). The Company is ranked among the top 1% of all U.S. life insurance companies rated by A.M. Best Company based on assets as of December 31, 1999.

In addition to serving as the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account C" below).

Other than the daily asset charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. See "Fees" in the prospectus. We receive reimbursement for certain administrative costs from some advisers of the funds used as funding options under the contract. These fees generally range up to 0.425%.

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

                           VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

The funds currently available under the contract are as follows:

Aetna Balanced VP, Inc.                                      Janus Aspen Balanced Portfolio (Service Shares)
Aetna Income Shares d/b/a/ Aetna Bond VP                     Janus Aspen Flexible Income Portfolio (Service Shares)
Aetna Growth VP (Class S)                                    Janus Aspen Growth Portfolio (Service Shares)
Aetna Variable Fund d/b/a/ Aetna Growth and Income VP        Janus Aspen Worldwide Growth Portfolio (Service Shares)
Aetna Index Plus Large Cap VP (Class S)                      Oppenheimer Global Securities Fund/VA (Service Class)
Aetna Index Plus Mid Cap VP (Class S)                        Oppenheimer Strategic Bond Fund/VA (Service Class)
Aetna Index Plus Small Cap VP (Class S)                      Pilgrim Variable Products (VP) Growth Opportunities Portfolio (Class S)
Aetna International VP (Class S)                             Pilgrim Variable Products (VP) International Value Portfolio (Class S)
Aetna Variable Encore Fund d/b/a Aetna Money Market VP       Pilgrim Variable Products (VP) MidCap Opportunities Portfolio (Class S)
Aetna Small Company VP (Class S)                             Pilgrim Variable Products (VP) SmallCap Opportunities Portfolio
Aetna Technology VP (Class S)                                  (Class S)
Aetna Value Opportunity VP (Class S)                         Pioneer Variable Contracts Trust (VCT) Equity-Income Portfolio
AIM V.I. Capital Appreciation Fund (Series II)                 (Class II)
AIM V.I. Growth and Income Fund (Series II)                  Pioneer Variable Contracts Trust (VCT) Fund Portfolio (Class II)
AIM V.I. Value Fund (Series II)                              Pioneer Variable Contracts Trust (VCT) Mid-Cap Value Portfolio
Fidelity(R) Variable Insurance Products Fund                   (Class II)
  (VIP)--Equity-Income Portfolio (Service Class 2)           Portfolio Partners, Inc. (PPI)--Alger Aggressive Growth Portfolio
Fidelity(R) Variable Insurance Products Fund (VIP) Growth      (Class S)
  Portfolio (Service Class 2)                                Portfolio Partners, Inc. (PPI)--Alger Growth Portfolio (Class S)
Fidelity(R) Variable Insurance Products Fund II (VIP         Portfolio Partners, Inc. (PPI)--Brinson Tactical Asset Allocation
  II)--Contrafund(R) Portfolio (Service Class 2)               Portfolio (Class S)
Franklin Templeton Variable Insurance Products Trust--       Portfolio Partners, Inc. (PPI)--Goldman Sachs Capital Growth Portfolio
  Value Securities Fund (Class 2 Shares)                       (Class S)
Janus Aspen Aggressive Growth Portfolio (Service Shares)     Portfolio Partners, Inc. (PPI)--MFS Capital Opportunities Portfolio
                                                               (Class S)
                                                             Portfolio Partners, Inc. (PPI)--MFS Research Growth Portfolio (Class S)
                                                             Portfolio Partners, Inc. (PPI)--OpCap Balanced Value Portfolio
                                                               (Class S)
                                                             Portfolio Partners, Inc. (PPI)--Salomon Bros. Capital Portfolio
                                                               (Class S)
                                                             Portfolio Partners, Inc. (PPI)--Salomon Bros. Investors Value Portfolio
                                                               (Class S)
                                                             Portfolio Partners, Inc. (PPI)--Scudder International Growth Portfolio
                                                               (Class S)
                                                             Portfolio Partners, Inc. (PPI) T. Rowe Price Growth Equity Portfolio
                                                               (Class S)

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

                       OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, Aetna Investment Services, LLC (AIS), serves as the principal underwriter for the contract. AIS, a Delaware limited liability company, is registered as a broker-dealer with the SEC. AIS is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. AIS' principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of AIS or of other registered broker-dealers who have entered into sales arrangements with AIS. The offering of the contracts is continuous. A description of the manner in which the contracts are purchased can be found in the prospectus under the sections entitled "Purchase and Rights" and "Your Account Value."

                                PERFORMANCE DATA
GENERAL
From time to time we may advertise different types of historical performance for the subaccounts of the separate account available under the contract. We may advertise the "standardized average annual total returns," calculated in a manner prescribed by the SEC (the "standardized return"), as well as "non-standardized returns," both of which are described below.

The standardized and non-standardized total return figures are computed according to a formula in which a hypothetical initial purchase payment of $1,000 is applied to the various subaccounts under the contract, and then related to the ending redeemable values over one, five and ten year periods (or fractional periods thereof). The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. The standardized figures use the actual returns of the fund since the date contributions were first received in the fund under the separate account, adjusted to reflect the deduction of the maximum recurring charges currently charged under the contract during each period (i.e., 0.95% daily asset charge and early withdrawal charge of 6% of purchase payments grading down to 0% after 7 years). These charges will be deducted on a pro rata basis in the case of fractional periods.

The non-standardized figures will be calculated in a similar manner, except that they will not reflect the deduction of any applicable early withdrawal charge. The deduction of the early withdrawal charge would decrease the level of performance shown if reflected in these calculations. The non-standardized figures may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date contributions were first received in the fund under the separate account. The non-standardized returns shown in the tables below reflect the deduction of the maximum recurring charges currently charged under the contract except the early withdrawal charge (i.e., 0.95% daily asset charge).

Investment results of the funds will fluctuate over time, and any presentation of the subaccounts' total return quotations for any prior period should not be considered as a representation of how the subaccounts will perform in any future period. Additionally, the account value upon redemption may be more or less than your original cost.

AVERAGE ANNUAL TOTAL RETURN QUOTATIONS - STANDARDIZED AND NON-STANDARDIZED The tables below reflect the average annual standardized and non-standardized total return quotation figures for the periods ended December 31, 2000 for the subaccounts under the contract. The standardized returns assume the maximum charges under the contract as described under "General" above. The non-standardized returns assume the same charges but do not include the early withdrawal charges.

For some of the subaccounts funded by the Portfolio Partners, Inc. (PPI) portfolios, two sets of performance returns are shown for each subaccount: one showing performance based solely on the performance of the PPI portfolio from November 28, 1997 the date the portfolio commenced operations; and one quotation based on (a) performance through November 26, 1997 of the fund it replaced under many contracts and (b) after November 26, 1997 based on the performance of the PPI portfolio.

For those subaccounts where results are not available for the full calendar period indicated, performance for such partial periods is shown in the column labeled "Since Inception." For standardized performance, the "Since Inception" column shows the average annual return since the date contributions were first received in the fund under the separate account. For non-standardized performance, the "Since Inception" column shows the average annual total return since the fund's inception date.

STANDARDIZED AND NON-STANDARDIZED PERFORMANCE NUMBERS WILL BE FILED BY AMENDMENT

                              INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable income phase payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending upon the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Income phase payments would decline if the performance was less than 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the performance of the subaccounts selected.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where
(a) is the amount of the first income phase payment based on a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten valuation lag which gives the Company time to process income phase payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:
Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be $40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

If the net investment factor with respect to the appropriate subaccount is
1.0015000 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9999058* (to take into account the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.0014057. This is then multiplied by the annuity unit value for the prior valuation (assume such value to be $13.504376) to produce an annuity unit value of $13.523359 for the valuation occurring when the second income phase payment is due. The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or
20.414 times $13.523359, which produces an income phase payment of $276.07.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9998663.

                         SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contract and the characteristics of and market for such financial instruments.

                              INDEPENDENT AUDITORS

The independent auditors provide services to the separate account that include primarily the audit of the separate account's financial statements and the review of filings made with the SEC.

__________, One Financial Plaza, 755 Main Street, Hartford, Connecticut 06103, are the independent auditors for the separate account and for the Company for the year ended December 31, 2000. Effective May 3, 2001 __________, 225 Asylum Street, Hartford, Connecticut 06103 became the independent auditors for the separate account and for the Company. _________ _____ are expected to complete audits for the separate account and for the Company for the year ended December 31, 2001.

                  FINANCIAL STATEMENTSTO BE FILED BY AMENDMENT








Form No. SAI. XXXXX-01                                   ALIAC Ed. December 2001

                           VARIABLE ANNUITY ACCOUNT C
                           PART C - OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements:*
         (1)      Incorporated by reference in Part A: Condensed Financial
                  Information

         (2)      Incorporated by reference in Part B:

                  Financial Statements of Variable Annuity Account C:

                  -    Statement of Assets and Liabilities as of December 31,
                       2000

                  -    Statement of Operations for the year ended December 31,
                       2000

                  - Statements of Changes in Net Assets for the years ended December 31, 2000 and 1999

                  - Condensed Financial Information for the year ended December 31, 2000

                  -    Notes to Financial Statements

                  -    Independent Auditors' Report

                  Financial Statements of Aetna Life Insurance and Annuity Company:*

                  -    Independent Auditors' Report

                  - Consolidated Statements of Income for the One Month Ended December 31, 2000, the Eleven Months Ended November 30, 2000 and for the Years Ended December 31, 1999 and 1998

                  -    Consolidated Balance Sheets as of December 31, 2000 and
                       1999

                  - Consolidated Statements of Changes in Shareholder's Equity for the One Month Ended December 31, 2000, the Eleven Months Ended November 30, 2000 and for the Years Ended December 31, 1999 and 1998

                  - Consolidated Statements of Cash Flows for the One Month Ended December 31, 2000, the Eleven Months Ended November 30, 2000 and for the Years Ended December 31, 1999 and 1998

                  -    Notes to Consolidated Financial Statements

                  *    To be filed by amendment

(b)      Exhibits
         (1) Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company establishing Variable Annuity Account C(1)

         (2)      Not applicable

         (3.1)    Broker-Dealer Agreement(2)

         (3.2) Alternative Form of Wholesaling Agreement and Related Selling Agreement(3)

         (3.3) Broker-Dealer Agreement dated June 7, 2000 between Aetna Life Insurance and Annuity Company and Aetna Investment Services, Inc. (AISI) and Letter of Assignment to AISI(4)

         (3.4) Underwriting Agreement dated November 17, 2000 between Aetna Life Insurance and Annuity Company and Aetna Investment Services, LLC(4)

         (4.1)    Variable Annuity Contract (IRA-CDA-01)*

         (4.2)    Variable Annuity Contract Endorsement (EIR-ROTH-01)*

         (5)      Variable Annuity Contract Application*

         (6.1) Certificate of Incorporation of Aetna Life Insurance and Annuity Company(5)

         (6.2) Amendment of Certificate of Incorporation of Aetna Life Insurance and Annuity Company(6)

         (6.3) By-Laws as amended September 17, 1997 of Aetna Life Insurance and Annuity Company(7)

         (7)      Not applicable

         (8.1) Fund Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company dated June 30, 1998(8)

         (8.2) Amendment No. 1 dated October 1, 2000 to Participation Agreement by and among AIM Variable Insurance Funds (formerly AIM Variable Insurance Funds, Inc.), A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company dated June 30, 1998(9)

         (8.3) First Amendment dated November 17, 2000 to Participation Agreement by and among AIM Variable Insurance Funds (formerly AIM Variable Insurance Funds, Inc.), A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company dated June 30, 1998(9)

         (8.4) Service Agreement between Aetna Life Insurance and Annuity Company and AIM effective June 30, 1998(8)

         (8.5) First Amendment dated October 1, 2000 to the Service Agreement between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. dated June 30, 1998(4)

         (8.6) Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. dated as of May 1, 1998(2)

         (8.7) Amendment dated November 9, 1998 to Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. dated as of May 1, 1998(10)

         *        To be filed by amendment

         (8.8) Second Amendment dated December 31, 1999 to Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. dated as of May 1, 1998 and amended on November 9, 1998(11)

         (8.9) Third Amendment dated February 11, 2000 to Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. dated as of May 1, 1998 and amended on November 9, 1998 and December 31, 1999(12)

         (8.10) Fourth Amendment dated May 1, 2000 to Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. dated as of May 1, 1998 and amended on November 9, 1998, December 31, 1999 and February 11, 2000(12)

         (8.11) Fifth Amendment dated February 27, 2001 to Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. dated as of May 1, 1998 and amended on November 9, 1998, December 31, 1999, February 11, 2000 and May 1, 2000(9)

         (8.12) Service Agreement between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, and Aetna Variable Portfolios, Inc. on behalf of each of its series dated as of May 1, 1998(2)

         (8.13) Amendment dated November 4, 1998 to Service Agreement between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series dated as of May 1, 1998(10)

         (8.14) Second Amendment dated February 11, 2000 to Service Agreement between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series dated as of May 1, 1998 and November 4, 1998(12)

         (8.15) Third Amendment dated May 1, 2000 to Service Agreement between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series dated as of May 1, 1998, November 4, 1998 and February 11, 2000(12)

         (8.16) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996(6)

         (8.17) Fifth Amendment dated as of May 1, 1997 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996(13)

         (8.18) Sixth Amendment dated November 6, 1997 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996 and May 1, 1997(14)

         (8.19) Seventh Amendment dated as of May 1, 1998 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997 and November 6, 1997(2)

         (8.20) Eighth Amendment dated December 1, 1999 to Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1,
                  1996, May 1, 1997, November 6, 1997 and May 1, 1998(11)

         (8.21) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996(6)

         (8.22) Fifth Amendment, dated as of May 1, 1997, to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996(13)

         (8.23) Sixth Amendment dated as of January 20, 1998 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996 and May 1, 1997(15)

         (8.24) Seventh Amendment dated as of May 1, 1998 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997 and January 20, 1998(2)

         (8.25) Eighth Amendment dated December 1, 1999 to Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1,
                  1996, May 1, 1997, January 20, 1998 and May 1, 1998(11)

         (8.26) Service Agreement between Aetna Life Insurance and Annuity Company and Fidelity Investments Institutional Operations Company dated as of November 1, 1995(16)

         (8.27) Amendment dated January 1, 1997 to Service Agreement between Aetna Life Insurance and Annuity Company and Fidelity Investments Institutional Operations Company dated as of November 1, 1995(12)

         (8.28) Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and Aetna Life Insurance and Annuity Company dated as of July 1, 2001*

         (8.29) Administrative Services Agreement between Franklin Templeton Services LLC and Aetna Life Insurance and Annuity Company dated as of July 1, 2001*

         (8.30) Service Contract between Fidelity Distributors Corporation and Aetna Life Insurance and Annuity Company dated May 2, 1997(10)

         (8.31) Fund Participation Agreement among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation dated December 8, 1997(17)

         (8.32) Amendment dated October 12, 1998 to Fund Participation Agreement among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation dated December 8, 1997(10)

*        To be filed by amendment

         (8.33) Second Amendment dated December 1, 1999 to Fund Participation Agreement among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation dated December 8, 1997 and amended on October 12, 1998(11)

         (8.34) Amendment dated as of August 1, 2000 to Fund Participation Agreement among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation dated December 8, 1997, as amended on October 12, 1998 and December 1, 1999(18)

         (8.35) Service Agreement between Janus Capital Corporation and Aetna Life Insurance and Annuity Company dated December 8, 1997(17)

         (8.36) First Amendment dated as of August 1, 2000 to Service Agreement between Janus Capital Corporation and Aetna Life Insurance and Annuity Company dated December 8, 1997(18)

         (8.37) Distribution and Shareholder Services Agreement - Service Shares of Janus Aspen Series (for Insurance Companies) dated August 1, 2000 between Janus Distributors, Inc. and Aetna Life Insurance and Annuity Company(18)

         (8.38) Fund Participation Agreement dated March 11, 1997 between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and Oppenheimer Funds, Inc.(19)

         (8.39) First Amendment dated December 1, 1999 to Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and Oppenheimer Funds, Inc. dated March 11, 1997(11)

         (8.40) Service Agreement effective as of March 11, 1997 between Oppenheimer Funds, Inc. and Aetna Life Insurance and Annuity Company(19)

         (8.41) Fund Participation Agreement among Pilgrim Variable Products Trust, Aetna Life Insurance and Annuity Company and ING Pilgrim Securities, Inc.(20)

         (8.42) Fund Participation Agreement between Pioneer Variable Contracts Trust and Aetna Life Insurance and Annuity Company*

         (8.43) Service Agreement between Pioneer Investment Management, Inc. and Aetna Life Insurance and Annuity Company *

         (9)      Opinion and Consent of Counsel*

         (10)     Consent of Independent Auditors*

         (11)     Not applicable

         (12)     Not applicable

         (13)     Schedule for Computation of Performance Data*

         (14.1)   Powers of Attorney (included on signature page)

         (14.2)   Authorization for Signatures(3)

*To be filed by amendment

1. Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 33-75986), as filed on April 22, 1996.

2. Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

3. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 33-75986), as filed on April 12, 1996.

4. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-49176), as filed on November 30, 2000.

5. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 33-60477), as filed on April 15, 1996.

6. Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 33-75964), as filed on February 11, 1997.

7. Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 33-91846), as filed on October 30, 1997.

8. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.

9. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 33-75962), as filed on April 10, 2001.

10. Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998.

11. Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000.

12. Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2000.

13. Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 33-34370), as filed on September 29, 1997.

14. Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-4 (File No. 33-75964), as filed on February 9, 1998.

15. Incorporated by Reference to Post-Effective Amendment No. 7 to Registration Statement on Form S-6 (File No. 33-75248), as filed on February 24, 1998.

16. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 33-88720), as filed on June 28, 1996.

17. Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4 (File No. 33-75992), as filed on December 31, 1997.

18. Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 333-01107), as filed on August 14, 2000.

19. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 33-34370), as filed on April 16, 1997.

20. Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 (File No. 333-01107), as filed on July 13, 2001.

ITEM 25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR*

NAME AND PRINCIPAL
BUSINESS ADDRESS               POSITIONS AND OFFICES WITH DEPOSITOR
------------------------       ----------------------------------
Thomas J. McInerney**          Director and President

Wayne R. Huneke***             Director and Chief Financial Officer

Robert C. Salipante****        Director

P. Randall Lowery***           Director

Mark A. Tullis***              Director

Deborah Koltenuk**             Vice President and Corporate Controller

Paula Cludray-Engelke****      Secretary

Brian Murphy**                 Vice President and Chief Compliance Officer


   * These individuals may also be directors and/or officers of other affiliates of the Company.

  ** The principal business address of these directors and officers is 151 Farmington Avenue, Hartford, Connecticut 06156.

 *** The principal business address of these directors and officers is 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390.

**** The principal business address of this Director and this Officer is 20 Washington Avenue South, Minneapolis, Minnesota 55401.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     Incorporated herein by reference to Item 26 of Post-Effective Amendment No. 18 to the Registration Statement on Form N-4 (File No. 33-81216), as filed on April 9, 2001.

ITEM 27.      NUMBER OF CONTRACT OWNERS

     As of July 31, 2001, there were 616,362 individuals holding interests in variable annuity contracts funded through Variable Annuity Account C.

ITEM 28.      INDEMNIFICATION

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1,

1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by the disinterested directors, as defined in Section 33-770(3); (b) by special counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 provides that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he was a director of the corporation. Pursuant to
Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

The statute does specifically authorize a corporation to procure indemnification insurance on behalf of an individual who was a director, officer, employee or agent of the corporation. Consistent with the statute, ING Groep N.V. has procured insurance from Lloyd's of London and several major United States and international excess insurers for its directors and officers and the directors and officers of its subsidiaries, including the Depositor.

Section 20 of the Aetna Investment Services, LLC (AIS) Limited Liability Company Agreement provides that AIS will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of AIS, as long as he acted in good faith on behalf of AIS and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

ITEM 29. PRINCIPAL UNDERWRITER

     (a) In addition to serving as the principal underwriter for the Registrant, Aetna Investment Services, LLC (AIS) also acts as the principal underwriter for Portfolio Partners, Inc. (a management investment company registered under the Investment Company Act of 1940 (1940
         Act)). Additionally, AIS acts as the principal underwriter for Variable Life Account B of Aetna Life Insurance and Annuity Company (Aetna), Variable Life Account C of Aetna, Variable Annuity Account B of Aetna and Variable Annuity Account G of Aetna (separate accounts of Aetna registered as unit investment trusts under the 1940 Act). AIS is also the principal underwriter for Variable Annuity Account

         I of Aetna Insurance Company of America (AICA) (a separate account of AICA registered as a unit investment trust under the 1940 Act).

     (b) The following are the directors and officers of the Principal
         Underwriter:

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH
BUSINESS ADDRESS                   PRINCIPAL UNDERWRITER
--------------------               ---------------------------------
Maureen M. Gillis*                 Director and President

Allan Baker*                       Director and Senior Vice President

Robert L. Francis**                Director and Senior Vice President

Marie Augsberger*                  Senior Vice President

Steven A. Haxton*                  Senior Vice President

Gary J. Hegedus*                   Senior Vice President

Deborah Koltenuk*                  Vice President, Treasurer and Chief Financial Officer

Therese Squillacote*               Vice President and Chief Compliance Officer

John F. Todd*                      Corporate Secretary and Counsel (Chief Legal Officer)

Martin T. Conroy*                  Vice President and Assistant Treasurer

Reginald Bowen*                    Vice President

Christina Lareau*                  Vice President

Dwyatt McClain*                    Vice President

Terran Titus*                      Vice President

William T. Abramowicz              Vice President
2525 Cabot Dr., Ste. 300
Lisle, IL  60532

Douglas J. Ambrose**               Vice President

Louis E. Bachetti                  Vice President
581 Main Street, 4th Fl.
Woodbridge, NJ  07095

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH
BUSINESS ADDRESS                   PRINCIPAL UNDERWRITER
--------------------               ---------------------------------
Ronald R. Barhorst                 Vice President
7676 Hazard Ctr. Dr.
San Diego, CA  92108

Robert H. Barley***                Vice President

Steven M. Bresler                  Vice President
6430 South Fiddler's Green Cir.,
Ste. 210
Englewood, CO  80111

David Brounley***                  Vice President

Daniel P. Charles                  Vice President
5 Penn Plaza, 11th Fl.
New York, NY 10001-1879

Brian D. Comer*                    Vice President

Albert J. DiCristofaro, Jr.        Vice President
8911 Capitol of TX Hwy., Bldg. 2,
Ste. 2210
Austin, TX  78759

John B. Finigan                    Vice President
1601 Trapelo Rd.
Waltham, MA  02451

Brian P. Harrington                Vice President
12701 Fair Lakes Cir., Ste. 470
Fairfax, VA  22033

Bernard P. Heffernon****           Vice President

William S. Jasien****              Vice President

Jess D. Kravitz**                  Vice President

George D. Lessner                  Vice President
1755 N. Collins Blvd., Ste. 350
Richardson, TX  75080

Katherine E. Lewis                 Vice President
2675 N. Mayfair Rd., Ste. 501
Milwaukee, WI  53226

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH
BUSINESS ADDRESS                   PRINCIPAL UNDERWRITER
--------------------               ---------------------------------
Susan J. Lewis                     Vice President
16530 Ventura Blvd., Ste. 600
Encino, CA  91436

James F. Lille                     Vice President
159 Wolf Rd., 1st Fl.
Albany, NY  12205

David J. Linney                    Vice President
2900 N. Loop W., Ste. 180
Houston, TX  77092

Richard T. Mason                   Vice President
440 S. Warren St., Ste. 702
Syracuse, NY  13202

Joseph F. McClain*                 Vice President

Pamela Mulvey*                     Vice President

W. Michael Montgomery              Vice President
5100 W. Lemon St., Ste. 213
Tampa, FL  33609

Scott T. Neeb**                    Vice President

Patrick F. O'Christie              Vice President
The Pavilions, 1700 Lyons Rd.,
Ste. D
Dayton, OH  45458

Paulette Playce                    Vice President
Two City Place Dr., Ste. 300
St. Louis, MO  63141

Marcellous J. Reed                 Vice President
2677 N. Main St., Ste. 500
Santa Ana, CA  92705

Charles A. Sklader                 Vice President
7720 N. 16th St., Ste. 150
Phoenix, AZ  85020

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH
BUSINESS ADDRESS                   PRINCIPAL UNDERWRITER
--------------------               ---------------------------------
Frank W. Snodgrass                 Vice President
150 4th Ave., N., Ste. 410
Nashville, TN  37219

S. Bradford Vaughan, Jr.           Vice President
601 Union St., Ste. 810
Seattle, WA  98101

Mark Woolhiser                     Vice President
26957 Northwestern Hwy., Ste. 150
Southfield, MI  48034

David A. Kelsey*                   Assistant Vice President

   * The principal business address of these directors and officers is 151 Farmington Avenue, Hartford, Connecticut 06156

  ** The principal business address of these directors and officers is 6140 Stonehedge Mall Rd., Ste. 375, Pleasanton, California 94588

 *** The principal business address of these officers is 100 Corporate Pl., 3rd Fl., Rocky Hill, Connecticut 06067

**** The principal business address of these officers is 10740 Nall Ave, Ste. 120, Overland Park, Kansas 66211

     (c) Compensation from January 1, 2000 to December 31, 2000:

          (1)                       (2)                     (3)                  (4)                   (5)

NAME OF                  NET UNDERWRITING           COMPENSATION ON
PRINCIPAL                DISCOUNTS AND              REDEMPTION               BROKERAGE
UNDERWRITER              COMMISSIONS                OR ANNUITIZATION         COMMISSIONS         COMPENSATION*
---------------------    -----------------------    ---------------------    ----------------    -----------------
Aetna Life Insurance                                     $4,282,754                                $178,558,430
and Annuity Company

* Compensation shown in column 5 includes deductions for mortality and expense risk guarantees and contract charges assessed to cover costs incurred in the sales and administration of the contracts issued under Variable Annuity Account C. Of this amount, $13,700,318 is attributable to deductions for mortality and expense risk guarantees and contract charges for such contracts during December 2000.

         Compensation from January 1, 2000 to December 31, 2000:

          (1)                       (2)                     (3)                  (4)                   (5)

NAME OF                  NET UNDERWRITING           COMPENSATION ON
PRINCIPAL                DISCOUNTS AND              REDEMPTION               BROKERAGE
UNDERWRITER              COMMISSIONS                OR ANNUITIZATION         COMMISSIONS         COMPENSATION**
---------------------    -----------------------    ---------------------    ----------------    -----------------
Aetna Investment                                                                                    $1,126,164
Services, LLC

** Reflects compensation paid to AIS attributable to regulatory and operating expenses associated with the distribution of all products issued by Aetna Life Insurance and Annuity Company and Aetna Insurance Company of America during 2000. Of this amount, $61,297 is attributable to fees paid to AIS in connection with its activities as distributor and principal underwriter in December 2000 for all products issued by the Registrant for Variable Annuity Account C.

ITEM 30.      LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books and other documents required to be maintained by
Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are located at the home office of the Depositor as follows:

                      Aetna Life Insurance and Annuity Company
                      151 Farmington Avenue
                      Hartford, Connecticut  06156

ITEM 31.      MANAGEMENT SERVICES

     Not applicable

ITEM 32.      UNDERTAKINGS

     Registrant hereby undertakes:

     (a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

     (b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

     (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

     (d) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) Aetna Life Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account C of Aetna Life Insurance and Annuity Company, has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on the 18th day of September, 2001.

                                    VARIABLE ANNUITY ACCOUNT C OF AETNA
                                    LIFE INSURANCE AND ANNUITY COMPANY
                                       (REGISTRANT)

                             By:    AETNA LIFE INSURANCE AND ANNUITY COMPANY
                                        (DEPOSITOR)

                             By:    /s/  Thomas J. McInerney
                                    -----------------------------------------
                                     Thomas J. McInerney
                                     President

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints Julie E. Rockmore, J. Neil McMurdie, Michael A. Pignatella and Megan Dunphy and each of them individually, such person's true and lawful attorneys and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signatures as it may be signed by said attorneys to any and all amendments (pre-effective and post-effective amendments).

SIGNATURE                            TITLE                                  DATE
---------                            -----                                  -----
/s/ Thomas J. McInerney              Director and President                         )
-----------------------------------  (principal executive officer)                  )
Thomas J. McInerney                                                                 )
                                                                                    )
/s/ Wayne R. Huneke                  Director and Chief Financial Officer           )    September 18, 2001
-----------------------------------                                                 )
Wayne R. Huneke                                                                     )
                                                                                    )
/s/ Randy Lowery                     Director                                       )
-----------------------------------                                                 )
Randy Lowery                                                                        )
                                                                                    )
/s/ Robert C. Salipante              Director                                       )
-----------------------------------                                                 )
Robert C. Salipante                                                                 )
                                                                                    )
/s/ Mark A. Tullis                   Director                                       )
-----------------------------------                                                 )
Mark A. Tullis                                                                      )

SIGNATURE                            TITLE                                  DATE
---------                            -----                                  ----
/s/ Deborah Koltenuk                 Corporate Controller                           )
-----------------------------------                                                 )
Deborah Koltenuk                                                                    )

                             VARIABLE ANNUITY ACCOUNT C
                                   EXHIBIT INDEX

EXHIBIT NO.         EXHIBIT
----------          -------
99-B.4.1            Variable Annuity Contract (IRA-CDA-01)                  *

99-B.4.2            Variable Annuity Contract Endorsement                   *
                    (EIR-ROTH-01)

99-B.5              Variable Annuity Contract Application                   *

99-B.9              Opinion and Consent of Counsel                          *

99-B.10             Consent of Independent Auditors                         *

*To be filed by amendment